 Exhibit 99.1

Brookfield Renewable

Partners L.P.
Q3 2018 INTERIM REPORT

our operations

We invest in renewable assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our portfolio of assets has approximately 17,400 megawatts (“MW”) of capacity and annualized long-term average (“LTA”) generation of approximately 53,400 gigawatt hours (“GWh”), in addition to a development pipeline of approximately 8,000 MW, making us one of the largest pure-play public renewable companies in the world. We leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. The table below outlines our portfolio as at September 30, 2018:

					Storage
	River		Capacity	LTA(1)	Capacity
	Systems	Facilities	(MW)	(GWh)	(GWh)
Hydroelectric
North America
United States	30	136	2,886	11,982	2,523
Canada	19	33	1,361	5,177	1,261
	49	169	4,247	17,159	3,784
Colombia	6	6	2,732	14,476	3,703
Brazil	27	43	927	4,799	-
	82	218	7,906	36,434	7,487
Wind
United States	-	24	1,888	6,565	-
Canada	-	4	484	1,437	-
	-	28	2,372	8,002	-
Europe	-	49	1,224	2,760	-
Brazil	-	21	552	2,258	-
Other(2)	-	7	277	536	-
	-	105	4,425	13,556	-

Solar(2)	-	544	1,783	3,381	-

Storage(3)	2	4	2,698	-	5,220

Other(4)	-	6	580	-	-
	84	877	17,392	53,371	12,707

(1)          LTA is calculated based on our portfolio as at the date of this report, reflecting all facilities on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See “Part 8 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.

(2)          Includes five solar facilities (151 MW) and one wind facility (27 MW) in South Africa that have been presented as Assets held for sale.

(3)          Includes pumped storage in North America (600 MW) and Europe (2,088 MW) and battery storage in North America (10 MW).

(4)          Includes four biomass facilities in Brazil (175 MW), one cogeneration plant in Colombia (300 MW), and one cogeneration plant in North America (105 MW).

The following table presents the annualized long-term average generation of our portfolio as at September 30, 2018 on a consolidated  and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	3,404	3,474	2,178	2,926	11,982
Canada	1,228	1,508	1,223	1,218	5,177
	4,632	4,982	3,401	4,144	17,159
Colombia	3,508	3,509	3,571	3,888	14,476
Brazil	1,181	1,198	1,210	1,210	4,799
	9,321	9,689	8,182	9,242	36,434
Wind
North America
United States	1,798	1,762	1,291	1,714	6,565
Canada	400	345	273	419	1,437
	2,198	2,107	1,564	2,133	8,002
Europe	758	642	610	750	2,760
Brazil	446	514	717	581	2,258
Other(2)	127	142	139	128	536
	3,529	3,405	3,030	3,592	13,556
Solar(2)	781	947	901	752	3,381
Total	13,631	14,041	12,113	13,586	53,371

(1)          LTA is calculated based on our portfolio as at the date of this report, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See “Part 8 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA, why we do not consider LTA for our Storage and Other facilities.

(2)          Includes five solar facilities (151 MW) and one wind facility (27 MW) in South Africa that have been presented as Assets held for sale.

The following table presents the annualized long-term average generation of our portfolio as at September 30, 2018 on a proportionate  and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	2,225	2,361	1,470	1,953	8,009
Canada	1,111	1,343	1,081	1,078	4,613
	3,336	3,704	2,551	3,031	12,622
Colombia	844	844	859	935	3,482
Brazil	969	985	996	996	3,946
	5,149	5,533	4,406	4,962	20,050
Wind
North America
United States	590	620	447	558	2,215
Canada	346	308	249	366	1,269
	936	928	696	924	3,484
Europe	266	220	208	263	957
Brazil	146	168	242	199	755
Other(2)	37	42	41	36	156
	1,385	1,358	1,187	1,422	5,352
Solar(2)	223	275	260	213	971
Total	6,757	7,166	5,853	6,597	26,373

(1)          LTA is calculated based on our portfolio as at the date of this report, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See “Part 8 – Presentation to Stakeholders and Performance Measurement” for an explanation on the calculation and relevance of proportionate information, our methodology in computing LTA, and why we do not consider LTA for our Storage and Other facilities.

(2)          Includes five solar facilities (151 MW) and one wind facility (27 MW) in South Africa that have been presented as Assets held for sale.

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures

This Interim Report contains  forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Interim Report and in other filings with the U.S. Securities and Exchange Commission (“SEC”) and with securities regulators in Canada - see “PART 9 - Cautionary Statements”. We make use of non-IFRS measures in this Interim Report - see “PART 9 - Cautionary Statements”. This Interim Report, our Form 20-F and additional information filed with the SEC and with securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC’s website at www.sec.gov or on SEDAR’s website at www.sedar.com.

We continue to advance our strategic priorities for the business. We have raised, or expect to raise, approximately $850 million in net proceeds by the end of the year, primarily by opportunistically recycling capital from mature or non-core assets. These initiatives will increase our total liquidity to over $2.3 billion once completed. These asset sales are at values significantly higher than those reflected in our public unit price, demonstrating the unique attributes of our business relative to the broader industry. We reported 18% FFO growth and 18% adjusted FFO growth from our operations on a per unit basis, reflecting both margin expansion and growth-related initiatives. Finally, we advanced approximately 130 megawatts of development wind and hydro at returns in the range of 20%, supporting our investment activities.

Overall, our strategy remains the same – we look for investment opportunities in our core markets globally where we can surface 12% to 15% returns on a per unit basis using our operational expertise. We maintain strong access to public and private sources of debt and equity capital, an investment grade balance sheet, and surface value through the monetization of mature assets. This strategy has served us well for almost 20 years and our business has been resilient through multiple investment cycles and the numerous investment trends that have permeated the renewable power sector over that time. As a result, we have delivered a 15% total return on a per unit basis, to unitholders since our inception in 1999.

Investment Environment

We continue to see strong appetite for renewable assets across the globe. Our asset recycling program demonstrates the significant value high quality assets attract in the private markets. In particular, the recent sale of a minority interest in certain of our hydro assets in Canada was completed at valuation in excess of 15x EBITDA based on the contracted price of the portfolio, or well in excess of 20x using current spot energy and capacity prices. This value reflects the perpetual nature of our hydro assets combined with their unique ability to store power and deliver energy and capacity during high demand periods.

Recently built contracted wind and solar assets in North America and Europe also regularly transact at mid- to high-single digit returns. In contrast to hydro assets however, these assets have largely fixed revenue streams that typically do not grow with inflation, and a much shorter asset life. Accordingly, we would expect valuations to soften as interest rates rise. As a result, we continue to be patient and look for situations that require operational, development or recapitalization expertise.

In the emerging markets, significant volatility driven by weak public equity market valuations, reductions in subsidies – particularly in China where government support for solar has decreased recently – and continued demand growth for electricity is driving a need for long-term capital. Investors with strong operating expertise, patient capital, and a long-term outlook should benefit in this environment.

Finally, we are seeing the valuation of public stocks in the U.S. diverge from U.S. private market valuations. We believe this is largely due to investors prioritizing near-term distribution growth over long run asset, earnings and balance sheet quality. This focus on near-term distributions combined with rising rates has led to significant stock price pressure across all renewable issuers, with the most likely long-

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

term impact on those companies in the sector with sub-investment grade balance sheets and shorter duration assets.

We believe this public-private market dislocation will provide meaningful opportunities for value-focused investors who have strong balance sheets and significant access to capital.

Operating and Financial Results

We reported Funds From Operations (FFO) of $105 million or $0.33 per unit in the third quarter. This represents a year-over-year increase of $14 million to FFO as the business continues to benefit from recent acquisitions, development projects coming online, and margin enhancement initiatives.

Our hydroelectric segment contributed $104 million to FFO. While generation was below long-term average levels in certain geographies this quarter, we benefitted from selling power stored in our reservoirs during high priced periods. In the U.S., this active marketing of power allowed us to capture prices in the range of $60 per megawatt-hour, while in Brazil, short term power sales were at close to R$500 per megawatt-hour (~U.S.$165 per megawatt-hour). In Colombia, we continued to execute on our business plan and signed 12 new multi-year contracts at prices above the current spot price.

Our wind segment contributed $29 million to FFO, which is nearly double relative to the prior year period as we benefitted from recent acquisitions. Although wind variability is reality of our business, our global scale provides significant resource diversity benefits as overall generation was in-line with plan. For example, weaker wind resource in the U.S. and Ireland was largely offset by outperformance in Brazil.

Our solar, storage and other segments contributed $42 million of FFO in-line with expectations, reflecting stable resource and revenues tied to availability rather than generation.

We continued to advance our global development pipeline. A highlight was that we commissioned a 28 megawatt wind farm in Ireland this quarter. We also progressed an additional 19 megawatts of wind in Scotland, 49 megawatts of small hydro in Brazil, and a 63 megawatt expansion of a pumped storage facility in the U.S. Together these projects are expected to contribute $17 million to FFO on an annualized basis starting in the fourth quarter of 2018. We are also advancing an additional 176 megawatts of advanced stage development through permitting and contracting. We continued to pursue a tuck-in asset strategy in Europe, closing the acquisition of a 23 megawatt wind farm in Ireland subsequent to quarter-end.

Capital Raising Initiatives

We expect to complete approximately $1 billion of asset sales and upfinancings by the end the of the year, which would generate net proceeds of $850 million to BEP. As of the date of this report we have executed on over $500 million of these initiatives. In total, this will increase our available liquidity to $2.3 billion as we enhance our financial flexibility in the current investment environment.

During the quarter, we issued a C$300 million corporate green bond. The issue was priced at 4.25% which is 100 basis points below the corresponding maturing debt. As a result, we now have no material maturities over the next five years and the weighted average term of our debt is over 10 years.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

We also expect to generate proceeds from continued execution of our capital recycling program that will allow us to surface value from mature assets and redeploy capital into higher growth opportunities:

•         We sold a 25% interest in a 413 megawatt portfolio of three Canadian hydroelectric assets. We will retain management and operating responsibilities for the portfolio;

•         We intend to sell an additional 25% interest in these assets to another group of investors prior to year-end;

•         Progressed the sale of a 178 megawatt wind and solar portfolio in South Africa.

In order to facilitate the sale of the 25% interest in our Canadian hydro portfolio, we have taken the opportunity to internalize our power marketing capabilities in North America, previously provided by Brookfield Asset Management (BAM), into BEP’s operations, consistent with our internalized power marketing capabilities in other parts of the world. This internalization required amending certain existing agreements as follows:

  Aligning the PPA price received by BEP from BAM with the underlying third-party contracts associated with these assets. This will increase the price BEP receives for its Ontario portfolio by C$16 per megawatt-hour. BEP has also been granted the option to extend the contract at its Great Lakes Power system in 2029 through 2044 at a price of C$60 per megawatt-hour. BAM will also transfer to BEP all its other PPAs, with the exception of those in New York;
  As all future energy marketing capabilities will be internalized, we are eliminating all energy marketing fees paid to BAM;
  In exchange, our current PPA price with BAM for our New York assets will be reduced by approximately $3 per megawatt-hour each year between 2021 and 2026.

Outlook

We continue to focus on executing our key priorities, including advancing contracting and cost savings initiatives and building out our development pipeline. We also continue to assess acquisition opportunities across our core technologies and geographies. In September, we held our annual Investor Day in New York, where we took the opportunity to update unitholders on the investment environment, the strength of our balance sheet, and operating initiatives that we have undertaken at our recent acquisitions that illustrate how our operating expertise can drive significant value. We would like to thank those of you who were able to attend this event.

As always, we remain focused on delivering our unitholders long-term total returns of 12% to 15% on a per unit basis. We thank you for your continued support and we look forward to updating you on our progress in that regard.

Sincerely,

Sachin Shah

Chief Executive Officer

October 31, 2018

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

Our Competitive Strengths

Brookfield Renewable Partners L.P. ("Brookfield Renewable") is a globally diversified, multi-technology, owner and operator of renewable power assets.

Our business model is to utilize our global reach to acquire and develop high quality renewable power assets below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value.

One of the largest, public pure play renewable businesses globally.  Brookfield Renewable operates and invests in a large, multi-technology and globally diversified portfolio. Brookfield Renewable invests in renewable assets directly, as well as with institutional partners, joint venture partners and in other arrangements. Our portfolio consists of approximately 17,400 MW of installed capacity largely across four continents, a development pipeline of approximately 8,000 MW, and annualized long-term average generation on a proportionate basis of approximately 26,400 GWh.

The following charts illustrate annualized long-term average generation on a proportionate basis:

Source of Energy	Region

Diverse and high quality assets with hydroelectric focus.  Brookfield Renewable has a complementary portfolio of hydroelectric, wind, solar and storage facilities. Our portfolio includes utility-scale facilities, back-up storage power, and distributed power generation. Hydroelectric power comprises the significant majority of our portfolio, and is the highest value renewable asset class as one of the longest life, lowest-cost and most environmentally-preferred forms of power generation. Hydroelectric plants have high cash margins, storage capacity with the capability to produce power at all hours of the day, and the ability to sell multiple products in the market including energy, capacity and ancillaries. Our wind and solar facilities provide exposure to two of the fastest growing renewable power sectors, with high cash margins, zero fuel input cost, and diverse and scalable applications including distributed generation. Our storage facilities provide the markets in which they are located with critical services to the grid and dispatchable generation. With our scale, diversity and the quality of our assets, we are competitively positioned relative to other power generators, providing significant scarcity value to our investors.

Stable, high quality cash flows with attractive long-term value for LP Unitholders.  We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric, wind and solar assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 85% of our 2019 proportionate generation output is contracted to public power authorities, load-serving utilities, industrial users or to affiliates of Brookfield Asset Management. Our power purchase agreements have a weighted-average remaining duration of 14 years, on a proportionate basis, providing long-term cash flow visibility.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet and access to global capital markets to ensure cash flow resiliency through the cycle. Our debt to total capitalization is 41% and 71% of our borrowings are non-recourse. Corporate borrowings and subsidiary borrowings have weighted-average terms of approximately six and ten years, respectively. Our pro forma available liquidity as at the date of this report is approximately $2.3 billion of cash and cash equivalents, investment in equity and debt securities and the available portions of credit facilities.

Well positioned for cash flow growth. We are focused on driving cash flow growth from existing operations, fully funded by internally generated cash flow, including inflation escalations in our contracts, margin expansion through revenue growth and cost reduction initiatives, and building out our approximately 8,000 MW proprietary development pipeline at premium returns. While we do not rely on acquisitions to achieve our growth targets, our business has upside from mergers and acquisitions on an opportunistic basis. We employ a contrarian strategy, and look for capital scarcity to earn strong returns. We take a disciplined approach to allocating capital into development and acquisitions with a focus on downside protection and preservation of capital. Over the last ten years, we have invested in, acquired, or commissioned 64 hydroelectric facilities totaling approximately 4,800 MW, 108 wind facilities totaling approximately 4,500 MW, 544 solar facilities totaling approximately 1,800 MW, four biomass facilities totaling 175 MW, two hydroelectric pumped storage facilities and one battery storage asset totaling 2,098 MW and one 300 MW cogeneration plant. Our ability to develop and acquire assets is strengthened by our established operating and project development teams, strategic relationship with Brookfield Asset Management, and our liquidity and capitalization profile. We have, in the past, and may continue in the future to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield Asset Management sponsored or co-sponsored partnerships.

Attractive distribution profile.  We pursue a strategy which we expect will provide for highly stable, predictable cash flows sourced from predominantly long-life hydroelectric assets ensuring a sustainable distribution yield. We target a long-term distribution payout ratio of approximately 70% of Funds From Operations and a long-term distribution growth rate in a range of 5% to 9% annually.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2018

This Management’s Discussion and Analysis for the three and nine months ended September 30, 2018 is provided as of October 31, 2018. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.

Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, redeemable/exchangeable partnership units held by Brookfield (“Redeemable/Exchangeable partnership units”), in Brookfield Renewable Energy L.P. (“BRELP”) a holding subsidiary of Brookfield Renewable, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units will be collectively referred to throughout as “Unitholders”, “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP Units and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “PART  8 - Presentation to Stakeholders and Performance Measurement”.

Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, R$, £, COP and ZAR are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling, Colombian pesos and South African Rand, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.

For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “PART 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward looking information within the meaning of U.S. and Canadian securities laws. Refer to – “PART 9 - Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

PART 1 – Q3 2018 Highlights	8	PART 5 – Liquidity and Capital Resources
		Capitalization, available liquidity and
PART 2 – Financial Performance Review on		credit facilities and subsidiary borrowings	28
Consolidated Information	10	Long-term debt and credit facilities	29
		Consolidated statements of cash flows	31
PART 3 – Additional Consolidated Financial		Shares and units outstanding	32
Information		Dividends and distributions	33
Property, plant and equipment, equity-accounted		Contractual obligations	33
investments and asset held for sale	12	Off-statement of financial position arrangements	33
Related party transactions	13
Equity	14	PART 6 - Selected Quarterly Information
		Summary of historical quarterly results	33
PART 4 – Financial Performance Review on		Proportionate Results for the nine months
Proportionate Information		ended September 30	34
Proportionate Results for the three months		Reconciliation of non-IFRS measures	35
ended September 30	16
Reconciliation of non-IFRS measures	23	PART 7 - Critical Estimates, Accounting
Contract profile	26	Policies and Internal Controls	38

		PART 8 - Presentation to Stakeholders and	41
		Performance Measurement

		PART 9 - Cautionary Statements	47

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

PART 1 –  Q3 2018 HIGHLIGHTS

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017
Operational information

Capacity (MW)	17,392	12,740	17,392	12,740

Total generation (GWh)
Long-term average generation	12,113	9,098	38,486	30,136
Actual generation	11,609	9,370	37,611	31,472

Proportionate generation (GWh)
Long-term average generation	5,956	5,053	19,242	17,221
Actual generation	5,552	5,198	18,701	18,078
Average revenue ($ per MWh)	79	72	76	69

Selected financial information(1)

Net (Loss) income attributable to Unitholders	$(55)	$(43)	$(49)	$11
Basic (loss) earnings per LP Unit	(0.18)	(0.14)	(0.16)	0.04
Consolidated Adjusted EBITDA(2)	494	381	1,619	1,297
Proportionate Adjusted EBITDA(2)	277	232	952	846
Funds From Operations(2)	105	91	470	438
Adjusted Funds From Operations(2)	87	74	416	387
Funds From Operations per Unit(1)(2)	0.33	0.28	1.50	1.44
Distribution per LP Unit	0.49	0.47	1.47	1.40

(1)        For the three and nine months ended September 30, 2018, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 312.6 million and 312.7 million, respectively (2017: 311.8 million and 303.5 million, respectively).

(2)        Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure. See “PART 4 - Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” and “PART 9 - Cautionary Statements”.

		Sep 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	Pro Forma(1)	2018	2017
Liquidity and Capital Resources

Available liquidity	$2,308	$1,658	$1,697
Debt to capitalization	41%	41%	39%
Proportionate borrowings non-recourse to Brookfield Renewable	71%	71%	70%
Floating rate debt exposure on a proportionate basis	14%	14%	13%
Corporate borrowings
Average debt term to maturity	6.2 years	6.2 years	6.4 years
Average interest rate	4.5%	4.5%	4.5%
Subsidiary borrowings on a proportionate basis
Average debt term to maturity	10 years	10 years	10.5 years
Average interest rate	5.5%	5.5%	5.8%

(1)          Available liquidity includes $650 million of proceeds from the announced sale of a 25% non-controlling interest in a 413 MW hydroelectric portfolio in Canada and an additional 25% non-controlling interest that we intend to sell within the next three months, and Brookfield Renewable’s portion of proceeds associated with assets held for sale in South Africa. See “Part 3 – Assets Held for Sale” and “Part 7 – Subsequent Events”.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

Operations

Funds From Operations and Funds From Operations per Unit increased by 15% and 18% to $105 million and $0.33 per Unit, respectively, as the contribution from the growth in our portfolio was partially offset by lower generation at our hydroelectric facilities primarily in North America (7% below long term average and 14% lower than prior year where we experienced higher than average generation) and the weakening of the Brazilian reais versus the U.S. dollar.

Net loss attributable to Unitholders and Basic loss per LP Unit increased $12 million and $0.04 per Unit compared to the prior year due primarily to an increase in depreciation from growth that more than offset the increase in Funds From Operations.

We continued to focus on extending our contract profile at premium pricing as we completed the following:

•         In Colombia, we entered into 30 new contracts during the quarter representing 2,545 GWh of annual generation at an average price of 191 COP/KWh ($65/MWh)

•         In Brazil, we entered into four new contracts commencing in 2019 to deliver 221 GWh annually until 2023

Liquidity and Capital Resources

Available liquidity remains strong with approximately $2.3 billion as at the date of this report, including pro forma asset sales.

Executed $395 million of non-recourse financings, maintaining a weighted average cost of project debt of 5.5% and weighted average duration of 10 years.

Issued C$300 million ($231 million) Series 11 medium-term notes which carry a fixed interest rate of 4.25% and mature in January 2029. The financing was Brookfield Renewable’s inaugural corporate-level green bond.

Minimal interest rate exposure with only 14% floating rate debt with less than 7% in North America and Europe.

Continued to advance the sale of our 178 MW South Africa wind and Solar portfolio for $166 million (Brookfield Renewable’s share ~$50 million), which is expected to close in the fourth quarter of 2018, subject to closing conditions.

Post quarter-end, we entered into an agreement and sold a 25% non-controlling interest in a 413 MW contracted hydroelectric portfolio in Canada to a consortium of buyers. In connection with this transaction, we also amended or agreed to amend certain historical related party contracts on a value-neutral basis and agreed to internalize Brookfield Asset Management’s North American energy marketing business.

Growth and Development

Completed the commissioning of a 28 MW wind project in Ireland that is expected to contribute annualized Funds From Operations to Brookfield Renewable of $3 million on average over the life of the asset and continued to advance 131 MW of hydro, wind, and storage development projects that are expected to contribute annualized Funds From Operations to Brookfield Renewable of $17 million on a run rate basis.

Post quarter-end, we acquired a 23 MW Irish wind facility that is expected to contribute annualized Funds From Operations to Brookfield Renewable of $1 million on average over the life of the asset for total consideration of £38 million ($50 million) with Brookfield Renewable’s share totalling $20 million.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

PART 2 –  FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION

The following table reflects key financial data for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Revenues	$674	$608
Other income	7	7
Direct operating costs	(257)	(243)
Management service costs	(22)	(21)
Interest expense – borrowings	(176)	(158)
Depreciation	(192)	(202)
Current income tax expense	(6)	(15)
Deferred income tax recovery	11	4
Net loss attributable to Unitholders	$(55)	$(43)
	Average FX rates to USD
C$	1.31	1.25
	€0.86	0.85
R$	3.96	3.16
COP	2,959	2,976

Variance Analysis For The Three Months Ended September 30, 2018

Revenues totaling $674 million for the three months ended September 30, 2018 represent an increase of $66 million over the prior year due primarily to the contributions from growth in our portfolio, both through our recent investments and development projects, which contributed 756 GWh and $67 million. Revenues were partially offset by a $1 million decrease in contributions from our portfolio on a same-store basis. Generation on a same-store basis decreased by 507 GWh and reduced revenues by $56 million due to low hydrology conditions in New York and Canada (18% below long-term average) and our reservoir management strategy in Colombia. Higher average realized pricing during the quarter contributed $76 million due to our commercial contracting initiatives in Colombia and the benefit of inflation indexation embedded in our contracts. The strengthening of the United States dollar against the Brazilian reais had a $21 million negative impact to our revenues that was partially offset by a positive impact to operating and borrowing costs.

Direct operating costs totaling $257 million represent an increase of $14 million over the prior year driven by the growth in our portfolio, partially offset by cost-savings realized in the quarter. The foreign exchange impacts noted above decreased operating costs by $7 million.

Interest expense totaling $176 million represents an increase of $18 million due to growth in our portfolio over the prior year.

Depreciation expense totaling $192 million represents an increase of $10 million, primarily attributable to growth, partially offset by the impact of the weakening of the Brazilian reais against the United States dollar.

Management service costs totaling $22 million represent an increase of $1 million, which is primarily attributable to the growth in capitalization of our business over the last year.

Net loss attributable to Unitholders was $55 million compared to net loss attributable to Unitholders of $43 million for the three months ended September 30, 2017.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

The following table reflects key financial data for the nine months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Revenues	$2,202	$1,968
Other income	26	25
Direct operating costs	(760)	(716)
Management service costs	(64)	(58)
Interest expense – borrowings	(534)	(477)
Depreciation	(611)	(600)
Current income tax expense	(20)	(27)
Deferred income tax expense	(2)	(17)
Net (loss) income attributable to Unitholders	$(49)	$11
	Average FX rates to USD
C$	1.29	1.31
	€0.84	0.90
R$	3.60	3.17
COP	2,886	2,939

Variance Analysis For The Nine Months Ended September 30, 2018

Revenues totaling $2,202 million for the nine months ended September 30, 2018 represent an increase of $234 million over the same period in the prior year. The contributions from the growth in our portfolio, both through our recent investments and development projects contributed 2,045 GWh or $204 million to our revenues, partially offset by the impact from the sale of a European wind farm in 2017 that contributed $8 million or 75 GWh in the same period of the prior year. The contributions of our portfolio on a same-store basis increased revenue by $30 million. Higher average realized pricing increased revenues by $165 million primarily due to higher market prices received from our merchant facilities, the impact of inflation indexation embedded in our existing contracts and higher capacity revenues in the United States. Lower generation resulted in a $127 million reduction to revenue due to hydrology conditions in New York and Canada (10% below long-term average) and the impact of our reservoir management strategy in Colombia. The impact of foreign exchange differences resulted in a net reduction of $8 million to revenues, primarily attributable to the depreciation of the Brazilian reais.

Direct operating costs totaling $760 million represent an increase of $44 million driven by the growth in our portfolio which contributed $42 million to direct operating costs. Excluding one-time cost recoveries of $10 million in the prior year, operating costs were $9 million lower on a same-store basis due to the benefit of our cost-reduction initiatives implemented across our business. The above noted foreign exchange impacts decreased operating costs by $1 million.

Interest expense totaling $534  million represents an increase of $57 million over the prior year due to the growth in our portfolio, partially offset by accretive refinancing initiatives executed during the last year.

Depreciation expense totaling $611 million increased  $11 million over the prior year due to growth, offset partially by the foreign exchange impact of a weakening Brazilian reais against the U.S. dollar.

Management service costs totaling $64 million represent an increase of $6 million, which is primarily attributable to the growth in capitalization of our business over the last year.

Net loss attributable to Unitholders was $49 million compared to a net income attributable to Unitholders of $11 million for the nine months ended September 30, 2017.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

PART 3 - ADDITIONAL consolidated FINANCIAL INFORMATION

SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

	Sep 30	Dec 31
(MILLIONS)	2018	2017
Current assets	$1,964	$1,666
Assets held for sale	758	-
Equity-accounted investments	1,111	721
Property, plant and equipment, at fair value	25,521	27,096
Total assets	29,941	30,904

Liabilities directly associated with assets held for sale	527	-
Long-term debt and credit facilities	11,392	11,766
Deferred income tax liabilities	3,543	3,588
Total liabilities	16,587	16,622
Total equity	13,354	14,282
Total liabilities and equity	29,941	30,904

Our balance sheet remains strong and reflects the stable nature of the business and the integration of recent growth.

property, plant and equipment

Property, plant and equipment totaled $25.5 billion as at September 30, 2018 compared to $27.1 billion as at December 31, 2017. Upon entering into an agreement to sell 178 MW of wind and solar assets in South Africa, we reclassified $619 million to assets held for sale on the Statement of Financial Position. The appreciation of the U.S. dollar decreased property, plant and equipment by $838 million and was largely attributable to assets in Brazil and Canada.

Equity-accounted investments

Equity accounted investments totaled $1,111 million as at September 30, 2018 compared to $721 million as at December 31, 2017. During the second quarter of 2018, TerraForm Power closed the acquisition and privatization of Saeta Yield – a 1,028 MW European solar and wind portfolio. TerraForm Power funded its acquisition of Saeta Yield through available liquidity and asset-level financing initiatives, as well as through issuing additional equity totaling $650 million, of which Brookfield Renewable contributed $420 million. The additional equity acquired through the private placement increased the collective interest of Brookfield Renewable and its institutional partners in TerraForm Power from 51% to 65%, with Brookfield Renewable’s interest increasing from 16% to 30%.

Assets held for sale

During the quarter, we continued to advance the sale of our interest in a 178 MW South African wind and solar portfolio for total proceeds of $166 million (ZAR 2,031 million), with Brookfield Renewable’s share totaling approximately $50 million. The transaction is expected to close by the fourth quarter of 2018, subject to the satisfaction of closing conditions.

We reclassified the associated assets, including the aforementioned $619 million of Property, plant and equipment, to Assets held for sale on the Statement of Financial Position. We also reclassified the directly

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

associated liabilities, including $361 million of long-term debt, to Liabilities directly associated with assets held for sale on the Statement of Financial Position.

Related Party Transactions

Brookfield Renewable’s related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management.

Brookfield Renewable sells electricity to Brookfield through long-term power purchase agreements, or provides fixed price guarantees to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefits from a wind levelization agreement with Brookfield which reduces the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow.

Post quarter-end, we amended certain historical related party contracts. See “Part 7 – Critical estimates, accounting policies and internal controls – Subsequent Events”. See also Note 27 - Related Party Transactions in our 2017 Annual Report for more information.

Brookfield Renewable has also entered into a number of voting agreements with Brookfield whereby Brookfield, as managing member of entities related to Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II and Brookfield Infrastructure Fund III, in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of such entities.

Brookfield Renewable has entered into agreements with Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III and Brookfield Infrastructure Debt Fund (“Private Funds”), in which they provide Brookfield Renewable with access to short-term financing using the Private Funds’ credit facilities.

There was an outstanding draw for $272 million from the $400 million unsecured revolving credit facility provided by Brookfield Asset Management as of September 30, 2018. During the year, Brookfield Asset Management had also placed funds on deposit with Brookfield Renewable in the amount of $200 million, which have since been paid back in full including any interest that had been accrued. The interest expense on the deposit and draws from the credit facility for the three and nine months ended September 30, 2018 totaled $2 million and $7 million, respectively (2017: $1 million and $2 million). Subsequent to September 30, 2018, the outstanding $272 million draw on the unsecured revolving credit facility, plus accrued interest, was repaid to Brookfield Asset Management.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2018	2017	2018	2017
Revenues
Power purchase and revenue agreements	$101	$132	$375	$458
Wind levelization agreement	2	3	6	6
	$103	$135	$381	$464
Direct operating costs
Energy purchases	$(3)	$(1)	$(8)	$(6)
Energy marketing fee	(6)	(6)	(18)	(18)
Insurance services	(6)	(4)	(19)	(14)
	$(15)	$(11)	$(45)	$(38)
Interest expense - borrowings	$(2)	$(1)	$(7)	$(2)
Management service costs	$(22)	$(21)	$(64)	$(58)

EQUITY

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP Unit distributions exceed $0.4225 per LP Unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $10 million and $30 million, respectively, were declared during the three and nine months ended September 30, 2018 (2017: $7 million and $22 million).

Preferred limited partners’ equity

In January 2018, Brookfield Renewable issued 10,000,000 Class A, Series 13 Preferred Limited Partnership Units (the “Series 13 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$250 million ($201 million). The holders of the Series 13 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.0% for the initial period ending April 30, 2023. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.00%, and (ii) 5.00%.

The holders of Series 13 Preferred Units will have the right, at their option, to reclassify their Series 13 Preferred Units into Class A Preferred Limited Partnership Units, Series 14 (the “Series 14 Preferred Units”), subject to certain conditions, on April 30, 2023 and on April 30 every five years thereafter. The holders of Series 14 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the 90-day Canadian Treasury Bill Rate plus 3.00%.

The Preferred LP Units do not have a fixed maturity date and are not redeemable at the option of the holders. As at September 30, 2018, none of the Class A Preferred LP Units have been redeemed by Brookfield Renewable.

Limited partners’ equity

Brookfield Asset Management owns, directly and indirectly 185,727,567 LP Units and Redeemable/Exchangeable partnership units, representing approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximately 40% is held by public investors.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

In December 2017, Brookfield Renewable renewed its normal course issuer bid in connection with its LP Units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 9 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. The bid will expire on December 28, 2018, or earlier should Brookfield Renewable complete its repurchases prior to such date. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no LP Units repurchased during the three months ended September 30, 2018. During the nine months ended September 30, 2018, 281,359 LP Units were repurchased, on the Toronto Stock Exchange and the New York Stock Exchange, at a total cost of $8 million.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION

SEGMENTED DISCLOSURES

Segmented information is prepared on the same basis that Brookfield Renewable’s chief operating decision maker (“CODM”) manages the business, evaluates financial results, and makes key operating decisions. See “Part 8 – Presentation to Stakeholders and Performance Measurement” for information on segments and an explanation on the calculation and relevance of proportionate information.

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED September 30

The following chart reflects the generation and summary financial figures on a proportionate  basis for the three months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Hydroelectric
North America	2,526	2,900	2,654	2,654	$166	$201	$99	$128	$53	$82	$(3)	$35

Brazil	791	802	996	978	53	60	38	42	31	37	2	1

Colombia	742	881	859	861	54	47	29	25	20	13	11	1
	4,059	4,583	4,509	4,493	273	308	166	195	104	132	10	37

Wind
North America	597	285	696	378	50	30	30	21	14	11	(27)	(21)

Europe	141	96	208	95	17	11	9	4	2	-	(9)	(1)

Brazil	211	95	242	87	15	10	13	9	11	7	5	6

Other	48	-	41	-	4	-	3	-	2	-	1	-
	997	476	1,187	560	86	51	55	34	29	18	(30)	(16)

Solar	279	-	260	-	58	-	46	-	31	-	19	-

Storage & Other	217	139	-	-	25	18	14	9	11	6	5	2

Corporate	-	-	-	-	-	-	(4)	(6)	(70)	(65)	(59)	(66)

Total	5,552	5,198	5,956	5,053	$442	$377	$277	$232	$105	$91	$(55)	$(43)

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for hydroelectric operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – LTA	4,509	4,493
Generation (GWh) – actual	4,059	4,583
Revenue	$273	$308
Other income	2	5
Direct operating costs	(109)	(118)
Adjusted EBITDA	166	195
Interest expense	(58)	(58)
Current income taxes	(4)	(5)
Funds From Operations	$104	$132
Depreciation	(93)	(98)
Deferred taxes and other	(1)	3
Net income	$10	$37

The following table presents our proportionate results by geography for hydroelectric operations for the three months ended September 30:

			Average
	Actual		revenue		Adjusted		Funds From		Net Income
	Generation (GWh)		per MWh		EBITDA		Operations		(Loss)
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
North America
United States	1,477	1,594	$70	$73	$55	$65	$25	$37	$(14)	$(4)
Canada	1,049	1,306	59	65	44	63	28	45	11	39
	2,526	2,900	66	69	99	128	53	82	(3)	35
Brazil	791	802	67	75	38	42	31	37	2	1
Colombia	742	881	73	53	29	25	20	13	11	1
Total	4,059	4,583	$67	$67	$166	$195	$104	$132	$10	$37

North America

Funds From Operations at our North American business were $53 million versus $82 million in the prior year as generation was 5% below long-term average and 13% lower than prior year, where we experienced higher than average generation (9% of long-term average). Operating costs were lower than the prior year as we continued to execute our cost-reduction initiatives.

Net income attributable to Unitholders decreased by $38 million over the prior year primarily due to the above noted decrease in Funds From Operations.

Brazil

Funds From Operations at our Brazilian business were $31 million versus $37 million in the prior year. On a local currency basis, Funds From Operations increased by 4% versus the prior year due to the contributions from development projects and higher average revenue per MWh due to inflation indexation of our contracts and higher market prices. These benefits were offset by the weakening of the Brazilian reais versus the U.S. dollar.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

Net income attributable to Unitholders increased by $1 million over the prior year as the above noted decrease in Funds From Operations was offset by lower depreciation expense due to the impact of the strengthening U.S. dollar.

Colombia

Funds From Operations at our Colombian business were $20 million versus $13 million in the prior year as our cost-reduction initiatives and a 38% increase in average revenue per MWh due to inflation indexation of our contracts, re-contracting efforts and higher ancillary revenues were partially offset by lower generation we stored water in anticipation of higher pricing in the upcoming dry season.

Net income attributable to Unitholders was $10 million ahead of the prior year primarily due to the above noted increase in Funds From Operations.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

WIND OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for wind operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – LTA	1,187	560
Generation (GWh) – actual	997	476
Revenue	$86	$51
Other income	-	-
Direct operating costs	(31)	(17)
Adjusted EBITDA	55	34
Interest expense	(25)	(15)
Current income taxes	(1)	(1)
Funds From Operations	$29	$18
Depreciation	(50)	(28)
Deferred taxes and other	(9)	(6)
Net (loss) income	$(30)	$(16)

The following table presents our proportionate results by geography for wind operations for the three months ended September 30:

			Average
	Actual		revenue		Adjusted		Funds From		Net Income
	Generation (GWh)		per MWh		EBITDA		Operations		(Loss)
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
North America
United States	421	112	$83	$125	$19	$10	$8	$6	$(13)	$(3)
Canada	176	173	85	92	11	11	6	5	(14)	(18)
	597	285	84	105	30	21	14	11	(27)	(21)
Europe	141	96	121	93	9	4	2	-	(9)	(1)
Brazil	211	95	71	104	13	9	11	7	5	6
Other	48	-	62	-	3	-	2	-	1	-
Total	997	476	$85	$102	$55	$34	$29	$18	$(30)	$(16)

North America

Funds From Operations at our North American business were $14 million versus $11 million in the prior year due to improved generation at our U.S. wind farms and growth in our portfolio from our investments in TerraForm Power.

Net loss attributable to Unitholders increased by $6 million over the prior year primarily due to an increase in depreciation associated with the growth of our portfolio.

Europe

Funds From Operations at our European business were $2 million, driven by the contribution from growth in our portfolio following TerraForm Power’s acquisition of Saeta Yield – $2 million of FFO and 79 GWh of generation. On a same store basis, improved realized pricing was offset by a decrease in generation due to lower resource.

Net loss attributable to Unitholders increased by $8 million over the prior year primarily due to an increase in depreciation associated with the growth and development in our portfolio.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

Brazil

Funds From Operations at our Brazilian business were $11 million versus $7 million in the prior year due primarily to the contribution from our investment in TerraForm Global – $4 million of Funds From Operations and 113 GWh of generation. On a same-store basis, higher average revenue per MWh due to re-contracting initiatives executed earlier in the year was offset by the weakening of the Brazilian reais versus the U.S. dollar.

Net income attributable to Unitholders decreased by $1 million over the prior year due to the depreciation associated with the growth of our portfolio.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

SOLAR OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for solar operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – LTA	260	-
Generation (GWh) – actual	279	-
Revenue	$58	$-
Other income	1	-
Direct operating costs	(13)	-
Adjusted EBITDA	46	-
Interest expense	(15)	-
Current income taxes	-	-
Funds From Operations	$31	$-
Depreciation	(11)	-
Deferred taxes and other	(1)	-
Net income	$19	$-

Funds From Operations and Net Income attributable to Unitholders from our solar business were $31 million and $19 million, respectively. The business is operating in line with expectations following our investments in TerraForm Power, including the additional investment in the second quarter of this year, and TerraForm Global. Generation was roughly in line with LTA.

STORAGE AND OTHER OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for storage and other operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – actual	217	139
Revenue	$25	$18
Other income	-	-
Direct operating costs	(11)	(9)
Adjusted EBITDA	14	9
Interest expense	(3)	(3)
Current income taxes	-	-
Funds From Operations	$11	$6
Depreciation	(5)	(7)
Deferred taxes and other	(1)	3
Net income	$5	$2

Funds From Operations and Net Income attributable to Unitholders at our pumped storage and biomass businesses were $11 million and $5 million, respectively. The increase of $5 million and $3 million, respectively, is primarily due to improved performance at our pumped storage facility in New England supported by improved capacity pricing and generation.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

CORPORATE

The following table presents our results for corporate for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Revenue	$-	$-
Other income	1	-
Direct operating costs	(5)	(6)
Adjusted EBITDA	(4)	(6)
Management service costs	(22)	(21)
Interest expense	(27)	(23)
Distributions on Preferred LP Units and Shares	(17)	(15)
Funds From Operations	$(70)	$(65)
Deferred taxes and other	12	(1)
Net (loss)	$(58)	$(66)

Management service costs totaling $22 million represents an increase of $1 million over the prior year, which is attributable to the growth in capitalization of our business over the last year.

Interest expense increased $4 million compared to the prior year as a result of increased borrowings to fund growth in our business.

Distributions attributable to Preferred LP Units and Shares increased $2 million compared to the prior year as a result of the C$250 million ($201 million) Preferred LP Units issuance completed in the first quarter of 2018 partially offset by the impact weaker Canadian dollar versus the U.S dollar.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations and provides reconciliation to net income (loss) for the three months ended September 30, 2018:

												Contribution
	Attributable to Unitholders											from	Attributable
	Hydroelectric			Wind				Solar	Storage	Corporate	Total	equity	to non-	As per
	North			North					and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Other		Other			investments	interests	financials(1)
Revenues	166	53	54	50	17	15	4	58	25	-	442	(100)	332	674
Other income	1	1	-	-	-	-	-	1	-	1	4	(1)	4	7
Direct operating costs	(68)	(16)	(25)	(20)	(8)	(2)	(1)	(13)	(11)	(5)	(169)	31	(119)	(257)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	70	-	70
Adjusted EBITDA	99	38	29	30	9	13	3	46	14	(4)	277	-	217
Management service costs	-	-	-	-	-	-	-	-	-	(22)	(22)	-	-	(22)
Interest expense - borrowings	(44)	(5)	(9)	(16)	(6)	(2)	(1)	(15)	(3)	(27)	(128)	29	(77)	(176)
Current income taxes	(2)	(2)	-	-	(1)	-	-	-	-	-	(5)	2	(3)	(6)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	-	-	(10)	(10)	-	-	(10)
Preferred equity	-	-	-	-	-	-	-	-	-	(7)	(7)	-	-	(7)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(31)	-	(31)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	(137)	(137)
Funds From Operations	53	31	20	14	2	11	2	31	11	(70)	105	-	-
Adjusted sustaining capital expenditures(2)	(13)	(1)	(2)	-	-	-	-	-	-	(2)	(18)	-	-
Adjusted Funds From Operations	40	30	18	14	2	11	2	31	11	(72)	87	-	-
Adjusted sustaining capital expenditures(2)	13	1	2	-	-	-	-	-	-	2	18	-	-
Depreciation	(57)	(32)	(4)	(34)	(13)	(3)	-	(11)	(5)	(1)	(160)	32	(64)	(192)
Foreign exchange and
unrealized financial instruments gain (loss)	(5)	1	-	-	1	(3)	(1)	-	-	1	(6)	-	(4)	(10)
Deferred income tax recovery (expense)	7	-	(1)	(4)	1	-	-	(1)	-	15	17	3	(9)	11
Other	(1)	2	(4)	(3)	-	-	-	-	(1)	(4)	(11)	(2)	(5)	(18)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(33)	-	(33)
Net loss attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	82	82
Net income (loss) attributable to Unitholders(3)	(3)	2	11	(27)	(9)	5	1	19	5	(59)	(55)	-	-	(55)

(1)               Share of earnings from equity-accounted investments of $6 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $55 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)               Based on long-term sustaining capital expenditure plans.

(3)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

The following table reflects Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations and provides reconciliation to net income (loss) for the three months ended September 30, 2017:

										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Storage	Corporate	Total	equity	to non-	As per
	North			North			and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Other			investments	interests	financials(1)
Revenues	201	60	47	30	11	10	18	-	377	(15)	246	608
Other income	1	4	-	-	-	-	-	-	5	-	2	7
Direct operating costs	(74)	(22)	(22)	(9)	(7)	(1)	(9)	(6)	(150)	6	(99)	(243)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	9	-	9
Adjusted EBITDA	128	42	25	21	4	9	9	(6)	232	-	149
Management service costs	-	-	-	-	-	-	-	(21)	(21)	-	-	(21)
Interest expense - borrowings	(46)	(2)	(10)	(10)	(3)	(2)	(3)	(23)	(99)	3	(62)	(158)
Current income taxes	-	(3)	(2)	-	(1)	-	-	-	(6)	-	(9)	(15)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(8)	(8)	-	-	(8)
Preferred equity	-	-	-	-	-	-	-	(7)	(7)	-	-	(7)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	(3)	-	(3)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(78)	(78)
Funds From Operations	82	37	13	11	-	7	6	(65)	91	-	-
Adjusted sustaining capital expenditures(2)	(12)	(1)	(2)	-	-	-	-	(2)	(17)	-	-
Adjusted Funds From Operations	70	36	11	11	-	7	6	(67)	74	-	-
Adjusted sustaining capital expenditures(2)	12	1	2	-	-	-	-	2	17	-	-
Depreciation	(54)	(36)	(8)	(21)	(5)	(2)	(7)	-	(133)	3	(72)	(202)
Foreign exchange and
unrealized financial instrument gain (loss)	1	-	(2)	-	(8)	-	-	1	(8)	-	(4)	(12)
Deferred income tax recovery (expense)	13	1	(3)	(10)	2	-	-	7	10	-	(6)	4
Other	(7)	(1)	1	(1)	10	1	3	(9)	(3)	(1)	-	(4)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	(2)	-	(2)
Net loss attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	82	82
Net income (loss) attributable to Unitholders(3)	35	1	1	(21)	(1)	6	2	(66)	(43)	-	-	(43)

(1)               Share of earnings from equity-accounted investments of $4 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests – in operating subsidiaries of $4 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)               Based on long-term sustaining capital expenditure plans.

(3)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

The following table reconciles net loss attributable to Limited partners’ equity and loss per LP Unit, the most directly comparable IFRS measures, to Funds From Operations, and Funds From Operations per Unit, both non-IFRS financial metrics for the three months ended September 30:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017
Net loss attributable to:
Limited partners' equity	$(32)	$(24)	$(0.18)	$(0.14)
General partnership interest in a holding
subsidiary held by Brookfield	(1)	(1)	-	-
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units
held by Brookfield	(22)	(18)	-	-
Net loss attributable to Unitholders	$(55)	$(43)	$(0.18)	$(0.14)
Adjusted for proportionate share of:
Depreciation	160	133	0.51	0.43
Foreign exchange and
unrealized financial instruments loss	6	8	0.02	0.02
Deferred income tax recovery	(17)	(10)	(0.05)	(0.03)
Other	11	3	0.03	-
Funds From Operations	$105	$91	$0.33	$0.28
Weighted average Units outstanding(1)			312.6	311.8

(1)           Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

CONTRACT PROFILE

We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.

In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium term.

The following table sets out our contracts over the next five years for generation output in North America, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 90% and 70%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 14 years (on a proportionate basis).

(GWh, except as noted)	Balance of 2018	2019	2020	2021	2022
Hydroelectric
North America
United States(1)(2)	1,730	6,703	7,129	5,188	4,475
Canada(1)(2)	1,078	3,739	3,881	2,653	2,606
	2,808	10,442	11,010	7,841	7,081
Wind
North America
United States	532	2,070	1,990	1,922	1,898
Canada	343	1,197	1,197	1,197	1,197
	875	3,267	3,187	3,119	3,095
Europe	245	886	832	825	819
Other(3)(4)	65	266	266	266	266
	1,185	4,419	4,285	4,210	4,180
Solar(4)	214	972	972	972	972
Contracted on a proportionate basis	4,207	15,833	16,267	13,023	12,233
Uncontracted on a proportionate basis	377	2,816	2,382	5,626	6,417
Long-term average on a proportionate basis	4,584	18,649	18,649	18,649	18,650
Non-controlling interests	3,586	14,221	14,220	14,220	14,220
Total long-term average	8,170	32,870	32,869	32,869	32,870

Contracted generation as a % of
total generation on a proportionate basis	92%	85%	87%	70%	66%
Price per MWh - total generation on a
proportionate basis	$78	$83	$81	$90	$94

(1)               Includes generation of 202 GWh for 2018, 1,661 GWh for 2019 and 2,304 GWh for 2020 secured under financial contracts.

(2)               Generation reflects the sale of a 25% non-controlling interest in a 413 MW hydroelectric portfolio in Canada and the restructuring of certain related party contracts, see “Part 7 – Subsequent Events”. The close of the Energy Marketing Internalization was assumed to occur on January 1, 2019.

(3)               Includes generation from China, India, South Africa and Uruguay.

(4)               Includes the proportionate contracted generation of five solar facilities (49 GWh) and one wind facility (16 GWh) in South Africa that are classified as Assets held for sale.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

Our North American portfolio has a weighted-average remaining contract duration of 17 years (on a proportionate basis). A number of contracts will expire over the next five years. We expect on average to recontract expiring contracts at levels equal to or greater than the rates of the expiring contracts. The majority of the expiring contracts are in line with current merchant prices.

In our Brazilian and Colombian portfolios, we have a weighted-average remaining duration on our contracts of 9 years and 2 years (on a proportionate basis), respectively. We continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation so as to mitigate hydrology risk.

In our European wind portfolio, we have a weighted-average remaining duration of 12 years (on a proportionate basis).

In other countries we have a weighted-average remaining duration of 18 years (on a proportionate basis).

The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The overall composition of our contracted generation on a proportionate basis under power purchase agreements is comprised of Brookfield (30%), public power authorities (28%), distribution companies (22%) and industrial users (20%).

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

PART 5 - liquidity and capital Resources

Capitalization

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis.

The following table summarizes our capitalization:

	Sep 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2018	2017
Credit facilities(1)	$1,049	$887
Corporate borrowings(2)	1,853	1,665
Subsidiary borrowings(3)	8,851	8,774
Long-term indebtedness	11,753	11,326
Deferred income tax liabilities, net of deferred income tax assets	3,374	3,411
Equity	13,354	14,282
Total capitalization	$28,481	$29,019
Debt to total capitalization	41%	39%

(1)        Amounts are guaranteed by Brookfield Renewable. Includes $11 million (2017: $202 million) borrowed under a subscription facility of a Brookfield sponsored private fund.

(2)        Amounts are unsecured and guaranteed by Brookfield Renewable.

(3)        Asset-specific, non-recourse borrowings secured against the assets of certain Brookfield Renewable subsidiaries. Includes $361 million of debt relating to South African Portfolio currently classified as held for sale.

Available liquidity

The following table summarizes the available liquidity:

		Sep 30	Dec 31
(MILLIONS)	Pro Forma(1)	2018	2017
Brookfield Renewable's share of cash and cash equivalents(2)	$290	$290	$195
Investments in equity and debt securities	135	135	159
Corporate credit facilities
Authorized credit facilities(3)	2,100	2,100	2,090
Draws on credit facilities(3)	(388)	(1,038)	(685)
Issued letters of credit	(35)	(35)	(193)
Available portion of corporate credit facilities	1,677	1,027	1,212
Available portion of subsidiary credit facilities
on a proportionate basis	206	206	131
Available liquidity	$2,308	$1,658	$1,697

(1)          Draws on credit facilities include the offset of $650 million of proceeds from the announced sale of a 25% non-controlling interest in a 413 MW hydroelectric portfolio in Canada and an additional 25% non-controlling interest that we intend to sell within the next three months, and Brookfield Renewable’s portion of proceeds associated with assets held for sale in South Africa. See “Part 3 – Assets Held for Sale” and “Part 7 – Subsequent Events”.

(2)          In 2017, amounts were net of cash and cash equivalents on TerraForm Global's balance sheet which, under the indenture, were not available for distribution.

(3)          Amounts are guaranteed by Brookfield Renewable. Excludes $11 million (2017: $202 million) borrowed under a subscription facility of a Brookfield sponsored private fund.

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions, withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation, and to finance the business on an investment-grade basis. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on subsidiary borrowings and proceeds from the issuance of various securities through public markets.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

Credit facilities and subsidiary borrowings

During the third quarter of 2018, we successfully executed $395 million of non-recourse financings, which reduced the weighted average cost of our project debt to 5.5% while maintaining the weighted average duration of our project debt at 10 years.

LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	Sep 30, 2018			Dec 31, 2017
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS, EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings	4.5	6.2	$1,859	4.5	6.4	$1,670
Credit facilities(1)	3.2	4.8	1,049	2.6	4.5	887

Proportionate subsidiary borrowings
Hydroelectric	6.0	10.0	3,704	6.1	10.5	3,741
Wind(2)	4.7	10.1	1,739	5.1	11.3	1,286
Solar(2)	5.1	10.5	1,166	6.0	10.5	456
Storage and other	5.4	6.3	259	5.3	7.1	277
	5.5	10.0	6,868	5.8	10.5	5,760
Total proportionate debt			$9,776			$8,317
Proportionate unamortized financing
fees, net of unamortized premiums			(49)			(47)
Brookfield Renewable's share			9,727			8,270
Subsequent financings(3)			-			(33)
Equity accounted borrowings			(2,041)			(834)
Non-controlling interests			3,706			4,363
As per IFRS Statements			$11,392			$11,766

(1)              Draws on our corporate credit facilities are presented based on available capacity of our longest dated facilities irrespective of the credit facility drawn.

(2)              Excludes $60 million of proportionate debt associated with South African assets classified as held for sale as at September 30, 2018. Proportionate debt outstanding associated with these assets as at December 31, 2017 was $51 million.

(3)              Adjusted to reflect the financing initiatives associated with a hydroelectric and a storage facility, finalized subsequent to year-end.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at September 30, 2018:

(MILLIONS)	Balance of 2018	2019	2020	2021	2022	Thereafter	Total
Principal repayments
Corporate borrowings and
credit facilities(1)	155	-	348	-	310	2,095	$2,908
Subsidiary borrowings
Credit facilities	-	-	-	158	-	-	158
Hydro	-	26	293	127	136	2,094	2,676
Wind	-	10	-	-	81	319	410
Solar	-	-	-	-	68	421	489
Storage and other	-	-	-	60	-	181	241
	-	36	293	345	285	3,015	3,974
Amortization
Subsidiary borrowings
Hydro	28	87	59	71	77	705	1,027
Wind	31	102	106	109	107	817	1,272
Solar	17	42	39	40	42	396	576
Storage and other	2	3	3	3	3	5	19
	78	234	207	223	229	1,923	2,894
Total	233	270	848	568	824	7,033	$9,776

(1)              Draws on our corporate credit facilities are presented based on available capacity of our longest dated facilities irrespective of the credit facility drawn.

We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2022 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

Our sole near term maturity is our C$200 million ($155 million) Series 3 medium-term notes which will be repaid through our available liquidity.

As part of the TerraForm Global transaction, Brookfield Renewable acquired assets with project level financings that were in default prior to the acquisition, had outstanding principal amounts totaling $316 million, and mature between 2026 and 2031. As at September 30, 2018, the loans remained not in compliance with certain covenants due to conditions that existed prior to the acquisition of TerraForm Global, including issues with contractors under engineering, procurement and construction contracts. The loan balances relating to the project debts in South Africa have been classified as Liabilities directly associated with assets held for sale. See Note 3 – Assets held for sale in our unaudited interim consolidated financial statements. The remaining balances have been classified as current as at September 30, 2018 on our IFRS financial statements. Brookfield Renewable is currently working with all the lenders to cure such defaults and release the restrictions placed on the projects. As we expect a successful outcome, we have presented these loans according to their original maturity date in the above maturity table. These loans have a total outstanding balance as at September 30, 2018 of $14 million. Except for the aforementioned defaults, Brookfield Renewable complied with all material financial covenants as of September 30, 2018.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2018	2017	2018	2017
Cash flow provided by (used in):
Operating activities	$236	$204	$817	$746
Financing activities	(52)	138	(639)	(402)
Investing activities	(105)	(379)	(635)	(430)
Foreign exchange (loss) gain on cash	(6)	6	(14)	6
Increase (decrease) in cash and cash equivalents	$73	$(31)	$(471)	$(80)

Cash and cash equivalents as at September 30, 2018 totaled $313 million, representing an increase of $76 million and a decrease of $486 million for the three and nine months ended, respectively.

Operating Activities

Cash flows provided by operating activities totaled $236 million for the third quarter of 2018. The $32 million increase in cash flows provided by operating activities over the same period in the prior year was driven primarily by the contribution from growth in our portfolio, offset partially by lower generation relative to the prior year.

Cash flows provided by operating activities totaled $817 million for the nine months ended September 30, 2018. The $71 million increase in cash flows provided by operating activities over the same period in the prior year was driven primarily by the contribution from growth in our portfolio, higher realized prices and cost-reduction initiatives was partially offset by slightly below long-term average generation.

The net change in working capital balances shown in the unaudited interim consolidated statements of cash flows is comprised of the following:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2018	2017	2018	2017
Trade receivables and other current assets	$(79)	$(30)	$(66)	$20
Accounts payable and accrued liabilities	64	38	10	(16)
Other assets and liabilities	14	(4)	10	22
	$(1)	$4	$(46)	$26

Financing Activities

Cash flows used in financing activities totaled $52 million for the third quarter as the proceeds raised from the issuance of the C$300 million ($231) million Series 11 medium-term notes and our subsidiary borrowings in Colombia, Brazil, and North America were offset by repayments of borrowings (subsidiary and corporate credit facility) and the distributions noted below.

Cash flows used in financing activities totaled $639 million for the nine months ended September 30, 2018, due primarily to our initiative to deleverage our investment in TerraForm Global. Other significant transactions reflected in our financing activity relate to the issuance of Series 13 preferred LP units, the re-financing of our subsidiary borrowings in Colombia, Brazil and North America, and the issuance of Series 11 medium-term notes, as well as the distributions noted below.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

We increased our distributions to $1.96 per LP Unit on an annualized basis, an increase of 9 cents per LP Unit which took effect in the first quarter of 2018.

For the three months ended September 30, 2018, distributions paid to unitholders of Brookfield Renewable or BRELP were $161 million (2017: $151 million). The distributions paid to preferred shareholders, preferred limited partners’ unitholders and participating non-controlling interests - in operating subsidiaries totaled $97 million (2017: $145 million).

For the nine months ended September 30, 2018, distributions paid to unitholders of Brookfield Renewable or BRELP were $482 million (2017: $440 million). The distributions paid to preferred shareholders, preferred limited partners’ unitholders and participating non-controlling interests - in operating subsidiaries totaled $485 million (2017: $464 million).

Investing Activities

Cash flows used in investing activities for the third quarter of 2018 totaled $105 million. Our investments in the development of power generating assets and sustaining capital expenditures and were $22 million and $37 million, respectively.

Cash flows used in investing activities for the nine months ended September 30, 2018 totaled $635 million. Our acquisitions and investments in the development of power generating assets and sustaining capital expenditures were $60 million (net of cash acquired) and $93 million, respectively. During the second quarter of 2018, our equity-accounted interest in TerraForm Power increased from 16% to 30% from an incremental $420 million investment.

SHARES AND UNITS OUTSTANDING

Shares and units outstanding are as follows:

	Sep 30, 2018	Dec 31, 2017
Class A Preference Shares	31,035,967	31,035,967

Class A Preferred LP Units(1)
Balance, beginning of year	27,885,469	17,885,469
Issuance of Preferred LP Units	10,000,000	10,000,000
Balance, end of period/year	37,885,469	27,885,469

GP interest	2,651,506	2,651,506

Redeemable/Exchangeable partnership units	129,658,623	129,658,623

LP Units
Balance, beginning of year	180,388,361	166,839,324
Issuance of LP Units	-	13,247,000
Distribution reinvestment plan	221,342	302,037
Repurchase of LP Units for cancellation	(281,359)	-
Balance, end of period/year	180,328,344	180,388,361

Total LP Units on a fully-exchanged basis(2)	309,986,967	310,046,984

(1)          Class A Preferred LP Units (“Preferred Units”) are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 2,885,497 Series 5 Preferred Units are outstanding; 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2021); 8,000,000 Series 9 Preferred Units are outstanding (convertible for Series 10 Preferred Units beginning on July 31, 2021); 10,000,000 Series 11 Preferred Units are outstanding (convertible for Series 12 Preferred Units beginning on April 30, 2022); and 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2023).

(2)          The fully-exchanged amounts assume the exchange of all Redeemable/ Exchangeable partnership units for LP Units.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

DIVIDENDS AND DISTRIBUTIONS

Dividends and distributions declared and paid are as follows:

	Three months ended Sep 30				Nine months ended Sep 30
	Declared		Paid		Declared		Paid
(MILLIONS)	2018	2017	2018	2017	2018	2017	2018	2017
Class A Preference Shares	$7	$7	$7	$7	$20	$19	$20	$19
Class A Preferred LP Units	$10	$8	$10	$8	$29	$21	$27	$19
Participating non-controlling
interests - in operating subsidiaries	$81	$130	$81	$130	$438	$426	$438	$426

GP interest and Incentive distributions	$11	$9	$11	$9	$34	$26	$33	$25
Redeemable/Exchangeable partnership units	$64	$60	$64	$61	$192	$183	$191	$182
LP Units	$88	$86	$86	$81	$266	$243	$258	$233

Contractual obligations

Please see Note 18 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:

•         Commitments  –  Water, land, and dams usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;

•         Contingencies  –  Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit;

•         Guarantees – Nature of all the indemnification undertakings.

Off-STATEMENT OF FINANCIAL POSITION Arrangements

Other than the available portion of corporate credit facilities and subsidiary credit facilities on a proportionate basis disclosed above, Brookfield Renewable has no off-statement of financial position financing arrangements.

PART 6 - SELECTED QUARTERLY INFORMATION

SUMMARY OF HISTORICAL QUARTERLY RESULTS

The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters on a consolidated basis:

	2018			2017				2016
(MILLIONS, EXCEPT AS NOTED)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total Generation (GWh) - LTA	12,113	13,521	12,852	12,198	9,098	10,674	10,364	10,319
Total Generation (GWh) - actual	11,609	13,122	12,880	11,913	9,370	11,618	10,484	8,728
Proportionate Generation (GWh) - LTA	5,956	6,935	6,351	6,030	5,053	6,279	5,890	5,739
Proportionate Generation (GWh) - actual	5,552	6,455	6,694	5,890	5,198	6,719	6,161	4,734
Revenues	$674	$735	$793	$657	$608	$683	$677	$571
Net income (loss) attributable
to Unitholders	(55)	(2)	8	(67)	(43)	38	16	(47)
Basic earnings (loss) per LP Unit	(0.18)	(0.01)	0.03	(0.22)	(0.14)	0.13	0.05	(0.16)
Consolidated Adjusted EBITDA	494	543	582	453	381	460	457	326
Proportionate Adjusted EBITDA	277	324	351	295	233	311	303	189
Funds From Operations	105	172	193	143	91	181	166	54
Funds From Operations per Unit	0.33	0.55	0.62	0.46	0.29	0.61	0.55	0.18
Distribution per LP Unit	0.490	0.490	0.490	0.468	0.468	0.468	0.468	0.445

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

PROPORTIONATE RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the nine months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Hydroelectric
North America	9,704	10,866	9,915	9,916	$655	$726	$455	$520	$322	$386	$130	$198

Brazil	2,731	2,559	2,931	2,896	185	178	133	135	109	115	5	3

Colombia	2,382	2,705	2,547	2,553	160	140	91	73	62	38	41	12
	14,817	16,130	15,393	15,365	1,000	1,044	679	728	493	539	176	213

Wind
North America	1,905	1,117	2,184	1,326	158	109	109	83	64	52	(39)	(13)

Europe	413	362	496	367	46	35	27	19	13	9	(12)	(6)

Brazil	473	204	506	163	33	19	26	15	20	11	(1)	8

Other	117	-	117	-	9	-	6	-	3	-	(3)	-
	2,908	1,683	3,303	1,856	246	163	168	117	100	72	(55)	(11)

Solar	569	-	546	-	106	-	87	-	57	-	19	-

Storage & Other	407	265	-	-	62	42	33	17	23	7	(6)	(5)

Corporate	-	-	-	-	-	-	(15)	(16)	(203)	(180)	(183)	(186)

Total	18,701	18,078	19,242	17,221	$1,414	$1,249	$952	$846	$470	$438	$(49)	$11

For the nine months ended September 30, Funds From Operations were $470 million versus $438 million in the prior year as contributions from growth in our portfolio, higher realized prices, and cost-reduction initiatives were partially offset by lower same-store generation 2% below long-term average and 7% below prior year where we experienced higher than average generation (5% above long-term average).

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

reconciliation of non-ifrs measures

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) for the nine months ended September 30, 2018:

												Contribution
	Attributable to Unitholders											from	Attributable
	Hydroelectric			Wind				Solar	Storage	Corporate	Total	equity	to non-	As per
	North			North					and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Other		Other			investments	interests	financials(1)
Revenues	655	185	160	158	46	33	9	106	62	-	1,414	(197)	985	2,202
Other income	6	3	1	1	1	-	-	4	-	2	18	(5)	13	26
Direct operating costs	(206)	(55)	(70)	(50)	(20)	(7)	(3)	(23)	(29)	(17)	(480)	63	(343)	(760)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	139	12	151
Adjusted EBITDA	455	133	91	109	27	26	6	87	33	(15)	952	-	667
Management service costs	-	-	-	-	-	-	-	-	-	(64)	(64)	-	-	(64)
Interest expense - borrowings	(128)	(17)	(29)	(44)	(12)	(6)	(3)	(30)	(10)	(75)	(354)	54	(234)	(534)
Current income taxes	(5)	(7)	-	(1)	(2)	-	-	-	-	-	(15)	3	(8)	(20)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	-	-	(29)	(29)	-	-	(29)
Preferred equity	-	-	-	-	-	-	-	-	-	(20)	(20)	-	-	(20)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(57)	(10)	(67)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	(415)	(415)
Funds From Operations	322	109	62	64	13	20	3	57	23	(203)	470	-	-
Adjusted sustaining capital expenditures(2)	(39)	(3)	(6)	-	-	-	-	-	-	(6)	(54)	-	-
Adjusted Funds From Operations	283	106	56	64	13	20	3	57	23	(209)	416	-	-
Adjusted sustaining capital expenditures(2)	39	3	6	-	-	-	-	-	-	6	54	-	-
Depreciation	(170)	(103)	(14)	(89)	(30)	(10)	(2)	(24)	(17)	(1)	(460)	61	(212)	(611)
Foreign exchange and
unrealized financial instrument loss	(4)	-	1	3	6	(11)	(2)	(3)	(2)	14	2	(6)	(31)	(35)
Deferred income tax expense	1	1	(4)	(9)	2	-	-	(1)	-	24	14	2	(18)	(2)
Other	(19)	(2)	(4)	(8)	(3)	-	(2)	(10)	(10)	(17)	(75)	15	(12)	(72)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(72)	-	(72)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	273	273
Net income (loss) attributable to Unitholders(3)	130	5	41	(39)	(12)	(1)	(3)	19	(6)	(183)	(49)	-	-	(49)

(1)               Share of earnings from equity-accounted investments of $12 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $142 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)               Based on long-term sustaining capital expenditure plans.

(3)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) for the nine months ended September 30, 2017:

										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Storage	Corporate	Total	equity	to non-	As per
	North			North			and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Other			investments	interests	financials(1)
Revenues	726	178	140	109	35	19	42	-	1,249	(35)	754	1,968
Other income	1	10	2	-	-	-	-	1	14	-	11	25
Direct operating costs	(207)	(53)	(69)	(26)	(16)	(4)	(25)	(17)	(417)	15	(314)	(716)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	20	-	20
Adjusted EBITDA	520	135	73	83	19	15	17	(16)	846	-	451
Management service costs	-	-	-	-	-	-	-	(58)	(58)	-	-	(58)
Interest expense - borrowings	(135)	(12)	(32)	(31)	(9)	(4)	(10)	(66)	(299)	9	(187)	(477)
Current income taxes	1	(8)	(3)	-	(1)	-	-	-	(11)	-	(16)	(27)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(21)	(21)	-	-	(21)
Preferred equity	-	-	-	-	-	-	-	(19)	(19)	-	-	(19)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	(9)	-	(9)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(248)	(248)
Funds From Operations	386	115	38	52	9	11	7	(180)	438	-	-
Adjusted sustaining capital expenditures(2)	(36)	(3)	(6)	-	-	-	-	(6)	(51)	-	-
Adjusted Funds From Operations	350	112	32	52	9	11	7	(186)	387	-	-
Adjusted sustaining capital expenditures(2)	36	3	6	-	-	-	-	6	51	-	-
Depreciation	(163)	(106)	(24)	(62)	(17)	(5)	(19)	-	(396)	9	(213)	(600)
Foreign exchange and
unrealized financial instrument loss	(3)	(3)	(1)	1	(14)	-	-	(15)	(35)	1	(4)	(38)
Deferred income tax expense	(5)	3	(9)	(4)	4	-	-	18	7	-	(24)	(17)
Other	(17)	(6)	8	-	12	2	7	(9)	(3)	(2)	22	17
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	(8)	-	(8)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	219	219
Net income (loss) attributable to Unitholders(3)	198	3	12	(13)	(6)	8	(5)	(186)	11	-	-	11

(1)               Share of earnings from equity-accounted investments of $3 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $29 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)               Based on long-term sustaining capital expenditure plans.

(3)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

The following table reconciles net (loss) income attributable to Limited partners’ equity and (loss) earnings per LP Unit, the most directly comparable IFRS measures, to Funds From Operations, Funds From Operations per Unit and Adjusted EBITDA, all non-IFRS financial metrics for the nine months ended September 30:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017
Net (loss) income attributable to:
Limited partners' equity	$(28)	$6	$(0.16)	$0.04
General partnership interest in a holding
subsidiary held by Brookfield	(1)	-	-	-
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units
held by Brookfield	(20)	5	-	-
Net (loss) income attributable to Unitholders	$(49)	$11	$(0.16)	$0.04
Depreciation	460	396	1.47	1.30
Foreign exchange and
unrealized financial instruments (gain) loss	(2)	35	(0.01)	0.12
Deferred income tax recovery	(14)	(7)	(0.04)	(0.02)
Other	75	3	0.24	-
Funds From Operations	$470	$438	$1.50	$1.44
Weighted average Units outstanding(1)			312.7	303.5

(1)           Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

PART 7 - CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS

Critical ESTIMATES AND CRITICAL JUDGMENTS in applying accounting policies

The unaudited interim consolidated financial statements are prepared in accordance with IAS 34, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our unaudited interim consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section in our 2017 Annual Report. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.

NEW ACCOUNTING STANDARDS

(i)      IFRS 15 – Revenue from contracts from customers

On January 1, 2018 Brookfield Renewable adopted IFRS 15 using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. The new standard replaces the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles which requires the identification of a contract with a customer, the identification of performance obligations with the contract, determination of the transaction price, the allocation of the transaction price to the performance obligations and the recognition of revenue when performance obligations have been satisfied. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract as well as requiring more informative and relevant disclosures. IFRS 15 applies to nearly all contracts with customers, unless covered by another standard, such as leases, financial instruments and insurance contracts.

The pattern and timing of revenue recognition under the new standard is consistent with prior practice. There have been no adjustments recognized on the adoption of IFRS 15.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

(ii)      IFRS 9 – Financial instruments

Brookfield Renewable adopted IFRS 9, Financial Instruments (“IFRS 9”), as issued by the IASB in 2014, which provide more reliable and relevant information for users to assess the amounts, timing and uncertainty of future cash flows. The new accounting policies were applied retrospectively from January 1, 2018 and, in accordance with the transitional provisions in IFRS 9, comparative figures were not restated. The adoption of IFRS 9 did not result in any material transition adjustments being recognized as at January 1, 2018.

IFRS 9 replaces certain provisions of IAS 39, Financial Instruments Recognition and Measurement (“IAS 39”) that relate to the recognition, classification and measurement of financial assets and financial liabilities; derecognition of financial instruments; impairment of financial assets; and hedge accounting. IFRS 9 also significantly amends other standards dealing with financial instruments such as IFRS 7, Financial Instruments: Disclosures.

Future changes in accounting policies

(i)      Leases

In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”). IFRS 16 brings most leases onto the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases and related interpretations. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. Management has formed its adoption working group and participated in planning sessions with Brookfield Asset Management. Initial quantification is complete, and review is underway. Management continues to evaluate the impact of IFRS 16 on the consolidated financial statements.

Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting during the nine months ended September 30, 2018, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Subsequent eventS

On October 9, 2018, Brookfield Renewable acquired a 23 MW Irish wind portfolio for total consideration of £22 million ($29 million). On October 25, 2018, Brookfield Renewable completed a £29 million ($37 million) financing associated with the acquisition. The loan bears an interest rate of 3.55% and matures in September 2036.

On October 30, 2018, Brookfield Renewable completed the sale of a 25% non-controlling interest in a 413 MW contracted portfolio of three Canadian hydroelectric assets for proceeds of approximately C$390

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

million ($300 million) to third-party investors. In connection with this transaction, Brookfield Renewable and Brookfield Asset Management have amended or agreed to amend certain related party agreements, and agreed to transfer certain third party contracts and internalize Brookfield Asset Management’s North American energy marketing business. These changes were designed to be effected on a value neutral basis to Brookfield Renewable and Brookfield Asset Management. The amended agreements, including related party power purchase agreements described in Note 27 – Related Party Transactions in our 2017 audited consolidated financial statements, are as follows:

GLPL and MPT Contract Amendment

Historically, Brookfield Asset Management provided a guaranteed price for the energy generated by Great Lakes Power Limited (“GLPL”) and Mississagi Power Trust (“MPT”) subject to inflation adjustments and other terms.

Under the amended agreements (“GLPL and MPT Contract Amendment”), which are effective October 30, 2018, the following changes have been made:

•         Brookfield Asset Management will pay Brookfield Renewable estimated average prices of C$100 per MWh and C$127 per MWh for energy generated by GLPL and MPT, respectively, as compared to fixed prices of C$86 per MWh and C$106 per MWh in the subsequent period under the previous related party contracts

•         Annual inflation adjustment is a 3% fixed rate as compared to 40% and 20% of the Consumer Price Index (“CPI”) in the previous year for GLPL and MPT, respectively

•         Contract termination is December 1, 2029. Brookfield Renewable will have the option to extend a fixed price commitment to GLPL from Brookfield Asset Management through 2044 at a price of C$60 per megawatt-hour

Energy Marketing Internalization

Brookfield Renewable and Brookfield Asset Management have also entered into an agreement to fully internalize all energy marketing capabilities in North America into Brookfield Renewable, eliminating all future marketing fees paid to Brookfield Asset Management. The related party power purchase agreements being transferred to Brookfield Renewable include those related to the following facilities:

•         Certain power facilities in Maine and New Hampshire held by Great Lakes Holding America

•         Lièvre Power in Quebec

•         Two facilities of Hydro Pontiac Inc. in Quebec

In addition, certain existing commodity swap arrangements with Bear Swamp Power Co. L.L.C., a related party of Brookfield Renewable and owner of a pumped-storage facility in the United States will also be transferred to Brookfield Renewable. These swap arrangements guarantee a fixed price for on-peak and off-peak power to operate the pumped-storage facility and expire in April 2021.

Certain third-party power purchase agreements will also be transferred to Brookfield Renewable as part of the Energy Market Internalization of Brookfield Asset Management’s North American energy marketing business.

The Energy Marketing Internalization is expected to close in the first half of 2019, subject to the satisfaction of closing conditions.

Changes to Energy Revenue Agreement

In exchange for the GLPL and MPT Contract Amendment and the Energy Marketing Internalization, Brookfield Asset Management and Brookfield Renewable agreed to effectively amend the Energy

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

Revenue agreement between Brookfield Power U.S. Holdings America Co. and Brookfield Asset Management.

The Energy Revenue Agreement requires Brookfield Asset Management to pay an agreed upon price subject to inflation adjustments and other terms for the energy generated by certain of Brookfield Renewable’s facilities in the United States. In consideration for the GLPL and MPT Contract Amendment and the Energy Marketing Internalization, the price guaranteed by Brookfield Asset Management will be reduced by $3 per MWh per year from 2021 to 2025 and then further reduced by $5.27 per MWh in 2026.  In addition, the term of the Energy Revenue Agreement has been reduced and will terminate in 2046.

The independent directors of Brookfield Renewable reviewed and approved each of the GLPL and MPT Contract Amendment, the Energy Marketing Internalization and the Changes to the Energy Revenue Agreement, with reliance on the advice of independent financial advisors and independent legal counsel.

PART 8 - PRESENTATION TO STAKEHOLDERS AND PERFORMANCE Measurement

PRESENTATION TO PUBLIC STAKEHOLDERS

Equity

Brookfield Renewable’s consolidated equity interests include the non-voting LP Units held by public LP Unitholders and Brookfield, Redeemable/Exchangeable limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and GP interest in BRELP held by Brookfield. The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting LP Units, Redeemable/Exchangeable partnership units, and the GP interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.

As at the date of this report, Brookfield owns an approximate 60% LP Unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining approximately 40% is held by the public.

Actual and Long-term Average Generation

For assets acquired, disposed or reaching commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. “Other” includes generation from North America cogeneration and Brazil biomass.

North America hydroelectric LTA is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric LTA is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. Colombia includes generation from both hydroelectric and cogeneration facilities. Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers. Wind LTA is the expected average level of

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

generation based on the results based on simulated historical wind speed data performed over a period of typically 10 years. Solar LTA is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.

We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country potentially leading to higher overall spot market prices.

Generation from our North American pumped storage and cogeneration facilities is highly dependent on market price conditions rather than the generating capacity of the facilities. Our European pumped storage facility generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.

Voting Agreements with Affiliates

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain United States, Brazil and Europe renewable power generating operations as well as the entity that owns the renewable power generating operations acquired as part of the investment in TerraForm Global. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian operations. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.

Brookfield Renewable has also entered into a voting agreement with Brookfield, whereby Brookfield Renewable gained certain rights in respect of the partnership that controls TerraForm Power and its subsidiaries. This voting agreement provides Brookfield Renewable the authority to direct the election of one member of the Board of Directors of the relevant entity, among other things, and therefore provide Brookfield Renewable with significant influence over the partnership that controls TerraForm Power. Accordingly, Brookfield Renewable equity accounts for the partnership that controls TerraForm Power.

For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(o)(ii) –  Critical judgments in applying accounting policies - Common control transactions  in our December 31,

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

2017 audited consolidated financial statements for our policy on accounting for transactions under common control.

Performance Measurement

Segment Information

Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.

Operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Other). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. Our investment in the TerraForm Power and TerraForm Global businesses led to the creation of the solar segment which will now be reviewed on a standalone basis. Our investment in First Hydro resulted in the creation of a storage segment which will be reviewed along with our cogeneration and biomass businesses, on an aggregate basis. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The corporate segment represents all activity performed above the individual segments for the business.

We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 5 – Segmented information in our unaudited interim consolidated financial statements.

One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through four key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), iii) Funds From Operations, and iv) Adjusted Funds From Operations.

It is important to highlight that Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations. We also provide reconciliations to net income (loss). See “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.

Proportionate Information

Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis since the fourth quarter of 2017. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Unitholders.

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.

The presentation of proportionate results has limitations as an analytical tool, including the following:

•         The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and

•         Other companies may calculate proportionate results differently than we do.

Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.

Segmented net income (loss) is not a measure the CODM uses to review the results of business and allocate resources. Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.

Net Income (Loss)

Net income (loss) is calculated in accordance with IFRS.

Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss or a year-over-year decrease in income even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

Adjusted EBITDA

EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.

Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance.

As compared to the preceding years, we revised our definition of Adjusted EBITDA to include our proportionate share of Adjusted EBITDA from equity-accounted investments. In preceding years, we included our proportionate share of Funds From Operations from equity-accounted investments. We revised our definition as we believe it provides a more meaningful measure for investors to evaluate our financial and operating performance on an allocable basis to Unitholders.

Funds From Operations and Funds From Operations per Unit

Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

Brookfield Renewable uses Funds From Operations to assess the performance of the business before the effects of deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments and other typical non-recurring items as these are not reflective of the performance of the underlying business. In our unaudited interim consolidated financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon.

Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business. Funds From Operations per Unit is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution to LP Unitholders.

Adjusted Funds From Operations

Adjusted Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business but also adjusted for sustaining capital expenditures.

Adjusted sustaining capital expenditures are an estimate made by management of the amount of ongoing capital investment required to maintain the condition of all our facilities and current revenues.

Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a 20-year discounted cash flow model with each operational facility having a 20-year capital plan. In addition, the useful lives of property, plant and equipment are determined periodically by independent engineers and are reviewed annually by management.

Management considers several items in estimating adjusted sustaining capital expenditures. Such factors include, but are not limited to, review and analysis of historical capital spending, the annual budgeted capital expenditures, management’s 5-year business plan, and independent third-party engineering assessments.

Sustaining capital expenditures do not occur evenly over the life of our assets and may fluctuate depending on the timing of actual project spend.

Adjusted sustaining capital expenditures are intended to reflect an average annual spending level based on the 20-year capital plan and are our best estimate of the long-term capital required to maintain the operations of our facilities. Over time, we expect our average sustaining capital expenditures to be in line with our adjusted long-term sustaining capital forecasts.

Accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures. This higher level of depreciation is primarily attributed to: 1) our election to annually fair value property, plant and equipment under IFRS; and 2) accounting useful life is not always reflective of the perpetual nature of a hydroelectric facility.

Brookfield Renewable uses Adjusted Funds From Operations to also assess performance of the business and defines it as Funds From Operations less Brookfield Renewable’s proportionate share of adjusted sustaining capital expenditures (based on long-term sustaining capital expenditure plans) which are

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

recurring in nature and used to maintain the reliability and efficiency of our power generating assets over our long-term investment horizon.

Neither Funds From Operations or Adjusted Funds From Operations are intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Furthermore, these measures are not used by the CODM to assess Brookfield Renewable’s liquidity.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

PART 9 – CAUTIONARY STATEMENTS

cautionary statement regarding forward-looking statements

This Interim Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Interim Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance and payout ratio, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, financing and refinancing opportunities, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Interim Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Changes to hydrology at our hydroelectric facilities, to wind conditions at our wind energy facilities, to irradiance at our solar facilities or to weather generally at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring power purchase agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; an increase in the amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; the termination of, or a change to, the hydrological balancing pool in Brazil; increased regulation of our operations; concessions and licenses expiring and not being renewed or replaced on similar terms; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures, including failures related to wind turbines and solar panels; dam failures and the costs and potential liabilities associated with such failures; force majeure events; uninsurable losses; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, governmental and regulatory investigations and litigation; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counter-parties and the uncertainty of success; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; our reliance on computerized business systems, which could expose us to cyber-attacks; newly developed technologies in which we invest not performing as anticipated; labor disruptions and economically unfavorable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

transactions or acquisitions; our inability to develop greenfield projects or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; we do not have control over all our operations or investments; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; changes to government policies that provide incentives for renewable energy; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; changes in how Brookfield Asset Management elects to hold its ownership interests in Brookfield Renewable; and Brookfield Asset Management acting in a way that is not in the best interests of Brookfield Renewable or our unitholders.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Interim Report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

cautionary statement regarding use of non-ifrs measures

This Interim Report contains references to Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per Unit (collectively, “Brookfield Renewable’s Non-IFRS Measures”) which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations and Adjusted Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Brookfield Renewable’s Non-IFRS Measures are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Brookfield Renewable’s Non-IFRS Measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

A reconciliation of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations to net income is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 5 - Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED		Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS, EXCEPT AS NOTED)	Notes	2018	2017	2018	2017
Revenues	19	$674	$608	$2,202	$1,968
Other income		7	7	26	25
Direct operating costs		(257)	(243)	(760)	(716)
Management service costs	19	(22)	(21)	(64)	(58)
Interest expense – borrowings	8	(176)	(158)	(534)	(477)
Share of earnings from
equity-accounted investments	13	6	4	12	3
Foreign exchange and
unrealized financial instruments loss	4	(10)	(12)	(35)	(44)
Depreciation	7	(192)	(202)	(611)	(600)
Other		(18)	(4)	(72)	23
Income tax recovery (expense)
Current		(6)	(15)	(20)	(27)
Deferred		11	4	(2)	(17)
		5	(11)	(22)	(44)
Net income (loss)		$17	$(32)	$142	$80
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	9	$55	$(4)	$142	$29
General partnership interest in a holding
subsidiary held by Brookfield	9	(1)	(1)	(1)	-
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	9	(22)	(18)	(20)	5
Preferred equity	9	7	7	20	19
Preferred limited partners' equity	10	10	8	29	21
Limited partners' equity	11	(32)	(24)	(28)	6
		$17	$(32)	$142	$80
Basic and diluted (loss) earnings per LP Unit		$(0.18)	$(0.14)	$(0.16)	$0.04

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

UNAUDITED		Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	Notes	2018	2017	2018	2017
Net income (loss)		$17	$(32)	$142	$80
Other comprehensive income (loss) that will not be
reclassified to net income (loss)
Revaluations of property, plant and equipment	7	(13)	-	163	11
Actuarial gain (loss) on defined benefit plans		4	(4)	9	(3)
Deferred income taxes on above items		2	2	(49)	-
Total items that will not be reclassified to net income (loss)		(7)	(2)	123	8
Other comprehensive (loss) income that may be
reclassified to net income (loss)
Foreign currency translation		(126)	321	(534)	338
(Losses) gains arising during the period on financial
instruments designated as cash-flow hedges	4	(12)	6	2	27
Unrealized gain (loss) on foreign exchange swaps -
net investment hedge	4	(11)	(52)	50	(97)
Unrealized gain (loss) on investments
in equity and debt securities	4	10	(9)	(1)	2
Reclassification adjustments for amounts
recognized in net income (loss)	4	3	2	17	(6)
Deferred income taxes on above items		4	7	(12)	11
Total items that may be reclassified
subsequently to net income (loss)		(132)	275	(478)	275
Other comprehensive (loss) income		(139)	273	(355)	283
Comprehensive (loss) income		$(122)	$241	$(213)	$363
Comprehensive (loss) income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	9	$(21)	$115	$118	$127
General partnership interest in a holding
subsidiary held by Brookfield	9	(1)	-	(3)	1
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable
units held by Brookfield	9	(53)	38	(151)	65
Preferred equity	9	17	30	4	64
Preferred limited partners' equity	10	10	8	29	21
Limited partners' equity	11	(74)	50	(210)	85
		$(122)	$241	$(213)	$363

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED		Sep 30	Dec 31
(MILLIONS)	Notes	2018	2017
Assets
Current assets
Cash and cash equivalents	14	$313	$799
Restricted cash	15	211	181
Trade receivables and other current assets	16	569	554
Financial instrument assets	4	59	72
Due from related parties		54	60
Assets held for sale	3	758	-
		1,964	1,666
Financial instrument assets	4	161	113
Equity-accounted investments	13	1,111	721
Property, plant and equipment, at fair value	7	25,521	27,096
Goodwill	12	905	901
Deferred income tax assets		169	177
Other long-term assets		110	230
		$29,941	$30,904
Liabilities
Current liabilities
Accounts payable and accrued liabilities	17	$516	$542
Financial instrument liabilities	4	40	184
Due to related parties	19	120	112
Current portion of long-term debt	8	864	1,676
Liabilities directly associated with assets held for sale	3	527	-
		2,067	2,514
Financial instrument liabilities	4	121	86
Long-term debt and credit facilities	8	10,528	10,090
Deferred income tax liabilities		3,543	3,588
Other long-term liabilities		328	344
		16,587	16,622
Equity
Non-controlling interests
Participating non-controlling interests - in operating
subsidiaries	9	6,046	6,298
General partnership interest in a holding subsidiary
held by Brookfield	9	51	58
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	9	2,489	2,843
Preferred equity	9	600	616
Preferred limited partners' equity	10	707	511
Limited partners' equity	11	3,461	3,956
		13,354	14,282
		$29,941	$30,904

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
												Participating
											General	non-controlling
											partnership	interests - in a
				Actuarial						Participating	interest in	holding subsidiary
				losses on		Available-	Total	Preferred		non-controlling	a holding	- Redeemable
UNAUDITED	Limited	Foreign		defined		for-sale	limited	limited		interests - in	subsidiary	/Exchangeable
THREE MONTHS ENDED SEPTEMBER 30	partners'	currency	Revaluation	benefit	Cash flow	invest-	partners'	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	ments	equity	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at June 30, 2018	$(448)	$(533)	$4,628	$(7)	$(21)	$9	$3,628	$707	$589	$6,140	$53	$2,609	$13,726
Net (loss) income	(32)	-	-	-	-	-	(32)	10	7	55	(1)	(22)	17
Other comprehensive (loss) income	-	(45)	(2)	1	(1)	5	(42)	-	10	(76)	-	(31)	(139)
Capital contributions	-	-	-	-	-	-	-	-	-	9	-	-	9
Distributions or dividends declared	(88)	-	-	-	-	-	(88)	(10)	(6)	(81)	(11)	(64)	(260)
Distribution reinvestment plan	2	-	-	-	-	-	2	-	-	-	-	-	2
Other	(6)	-	(1)	-	-	-	(7)	-	-	(1)	10	(3)	(1)
Change in period	(124)	(45)	(3)	1	(1)	5	(167)	-	11	(94)	(2)	(120)	(372)
Balance, as at September 30, 2018	$(572)	$(578)	$4,625	$(6)	$(22)	$14	$3,461	$707	$600	$6,046	$51	$2,489	$13,354

Balance, as at June 30, 2017	$(379)	$(410)	$4,111	$(7)	$(29)	$30	$3,316	$511	$597	$5,348	$53	$2,575	$12,400
Net income	(24)	-	-	-	-	-	(24)	8	7	(4)	(1)	(18)	(32)
Other comprehensive income	-	75	-	(2)	5	(4)	74	-	23	119	1	56	273
Preferred LP Units issued	411	-	-	-	-	-	411	-	-	-	-	-	411
Adjustments	(63)	-	-	-	-	-	(63)	-	-	-	1	62	-
Capital contributions	-	-	-	-	-	-	-	-	-	232	-	-	232
Distributions or dividends declared	(86)	-	-	-	-	-	(86)	(8)	(7)	(130)	(9)	(60)	(300)
Distribution reinvestment plan	2	-	-	-	-	-	2	-	-	-	-	-	2
Other	(2)	-	-	-	-	-	(2)	-	1	-	8	(6)	1
Change in period	238	75	-	(2)	5	(4)	312	-	24	217	-	34	587
Balance, as at September 30, 2017	$(141)	$(335)	$4,111	$(9)	$(24)	$26	$3,628	$511	$621	$5,565	$53	$2,609	$12,987

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)							Non-controlling interests
												Participating
											General	non-controlling
											partnership	interests - in a
				Actuarial						Participating	interest in	holding subsidiary
				losses on		Available-	Total	Preferred		non-controlling	a holding	- Redeemable
UNAUDITED	Limited	Foreign		defined		for-sale	limited	limited		interests - in	subsidiary	/Exchangeable
NINE MONTHS ENDED SEPTEMBER 30	partners'	currency	Revaluation	benefit	Cash flow	invest-	partners'	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	ments	equity	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2017	$(259)	$(378)	$4,616	$(9)	$(29)	$15	$3,956	$511	$616	$6,298	$58	$2,843	$14,282
Net (loss) income	(28)	-	-	-	-	-	(28)	29	20	142	(1)	(20)	142
Other comprehensive income (loss)	-	(200)	9	3	7	(1)	(182)	-	(16)	(24)	(2)	(131)	(355)
Preferred LP Units issued (Note 10)	-	-	-	-	-	-	-	196	-	-	-	-	196
LP Units purchased
for cancellation (Note 11)	(8)	-	-	-	-	-	(8)	-	-	-	-	-	(8)
Capital contributions (Note 9)	-	-	-	-	-	-	-	-	-	13	-	-	13
Acquisition	-	-	-	-	-	-	-	-	-	21	-	-	21
Distributions or dividends declared	(266)	-	-	-	-	-	(266)	(29)	(20)	(438)	(34)	(192)	(979)
Distribution reinvestment plan	7	-	-	-	-	-	7	-	-	-	-	-	7
Other	(18)	-	-	-	-	-	(18)	-	-	34	30	(11)	35
Change in period	(313)	(200)	9	3	7	(1)	(495)	196	(16)	(252)	(7)	(354)	(928)
Balance, as at September 30, 2018	$(572)	$(578)	$4,625	$(6)	$(22)	$14	$3,461	$707	$600	$6,046	$51	$2,489	$13,354

Balance, as at December 31, 2016	$(257)	$(404)	$4,124	$(8)	$(31)	$24	$3,448	$324	$576	$5,589	$55	$2,680	$12,672
Net income	6	-	-	-	-	-	6	21	19	29	-	5	80
Other comprehensive (loss) income	-	69	2	(1)	7	2	79	-	45	98	1	60	283
Preferred LP Units and LP Units issued	411	-	-	-	-	-	411	187	-	-	-	-	598
Adjustments	(63)	-	-	-	-	-	(63)	-	-	-	1	62	-
Capital contributions	-	-	-	-	-	-	-	-	-	281	-	-	281
Distributions or dividends declared	(243)	-	-	-	-	-	(243)	(21)	(19)	(426)	(26)	(183)	(918)
Distribution reinvestment plan	7	-	-	-	-	-	7	-	-	-	-	-	7
MTO adjustments	-	-	-	-	-	-	-	-	-	(5)	-	-	(5)
Other	(2)	-	(15)	-	-	-	(17)	-	-	(1)	22	(15)	(11)
Change in period	116	69	(13)	(1)	7	2	180	187	45	(24)	(2)	(71)	315
Balance, as at September 30, 2017	$(141)	$(335)	$4,111	$(9)	$(24)	$26	$3,628	$511	$621	$5,565	$53	$2,609	$12,987

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	Notes	2018	2017	2018	2017
Operating activities
Net income (loss)		$17	$(32)	$142	$80
Adjustments for the following non-cash items:
Depreciation	7	192	202	611	600
Foreign exchange and
unrealized financial instrument loss	4	5	23	14	50
Share of earnings from
equity-accounted investments	13	(5)	(4)	(11)	(3)
Deferred income tax (recovery) expense	6	(11)	(4)	2	17
Other non-cash items		10	8	50	(24)
Dividends received from equity-accounted investments	13	13	2	27	5
Changes in due to or from related parties		16	5	28	(5)
Net change in working capital balances		(1)	4	(46)	26
		236	204	817	746
Financing activities
Long-term debt - borrowings	8	713	500	2,676	799
Long-term debt - repayments	8	(316)	(709)	(2,549)	(1,171)
Capital contributions from participating non-controlling
interests - in operating subsidiaries	9	9	232	13	281
Acquisition of Isagen from non-controlling interests	9	-	-	-	(5)
Issuance of preferred limited partnership units	10	-	-	196	187
Issuance of LP Units		-	411	-	411
Repurchase of LP Units	10	-	-	(8)	-
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries	9	(81)	(130)	(438)	(426)
To preferred shareholders		(7)	(7)	(20)	(19)
To preferred limited partners' unitholders	10	(9)	(8)	(27)	(19)
To unitholders of Brookfield Renewable or BRELP	9, 11	(161)	(151)	(482)	(440)
Borrowings from related party	19	-	-	200	-
Repayments to related party	19	(200)	-	(200)	-
		(52)	138	(639)	(402)
Investing activities
Acquisitions net of cash and
cash equivalents in acquired entity	2	-	(280)	(12)	(280)
Investment in:
Sustaining capital expenditures	7	(37)	(39)	(93)	(90)
Development and construction of renewable power
generating assets	7	(22)	(67)	(60)	(156)
Proceeds from disposal of assets		-	-	-	150
Disposal of securities	4	-	-	25	-
Investment in equity accounted investments	13	-	9	(420)	(30)
Restricted cash and other		(46)	(2)	(75)	(24)
		(105)	(379)	(635)	(430)
Foreign exchange (loss) gain on cash		(6)	6	(14)	6
Cash and cash equivalents
Increase (decrease)		73	(31)	(471)	(80)
Net change in cash classified within assets held for sale	3	3	-	(15)	-
Balance, beginning of period		237	174	799	223
Balance, end of period		$313	$143	$313	$143
Supplemental cash flow information:
Interest paid		$154	$116	$469	$421
Interest received		$5	$6	$17	$23
Income taxes paid		$10	$15	$33	$43

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

brookfield renewable partners l.p.

notes to the INTERIM consolidated financial statements

The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities primarily in North America, Colombia, Brazil, Europe, India and China.

Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.

Brookfield Renewable’s non-voting limited partnership units (“LP Units”) are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable’s Class A Series 5, Series 7, Series 9, Series 11 and Series 13 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G”, “BEP.PR.I”, “BEP.PR.K” and “BEP.PR.M” respectively, on the Toronto Stock Exchange.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

1.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2017 audited consolidated financial statements. Except for the recently adopted IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), the interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2017 audited consolidated financial statements.

The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.

These consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, BRPL, on October 31, 2018.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, R$, COP and ZAR are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, Colombian pesos and South African rand, respectively.

All figures are presented in millions of U.S. dollars unless otherwise noted.

(b) Basis of preparation

The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.

Consolidation

These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.

Revenue Recognition

The majority of revenue is derived from the sale of power and power related ancillary services both under contract and in the open market, sourced from Brookfield Renewable’s power generating facilities. The

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

obligations are satisfied over time as the customer simultaneously receives and consumes benefits as Brookfield Renewable delivers electricity and related products. Revenue is recorded based upon the output delivered and capacity provided at rates specified under either contract terms or prevailing market rates. The revenue reflects the consideration Brookfield Renewable expects to be entitled to in exchange for those goods or services. Costs related to the purchases of power or fuel are recorded upon delivery. All other costs are recorded as incurred.

Details of the revenue recognized per geographical region are included in Note 5 – Segmented information.

Brookfield Renewable has elected the practical expedient available under IFRS 15 for measuring progress toward complete satisfaction of a performance obligation and for disclosure requirements of remaining performance obligations. The practical expedient allows an entity to recognize revenue in the amount to which the entity has the right to invoice such that the entity has a right to the consideration in an amount that corresponds directly with the value to the customer for performance completed to date by the entity.

Brookfield Renewable also sells power and related products under bundled arrangements. Energy, capacity and renewable credits within power purchase agreements (“PPA”) are considered to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied under IFRS 15. Brookfield Renewable views the sale of energy and capacity as a series of distinct goods that is substantially the same and has the same pattern of transfer measured by the output method. Brookfield Renewable views renewable credits to be performance obligations satisfied at a point in time. Measurement of satisfaction and transfer of control to the customer of renewable credits in a bundled arrangement coincides with the pattern of revenue recognition of the underlying energy generation. Accordingly, Brookfield Renewable has determined that the pattern of revenue recognition under IFRS 15 is consistent with IAS 18.

Revenues recognized that are outside the scope of IFRS 15 include realized gains and losses from derivatives used in the risk management of the Brookfield Renewable's generation activities related to commodity prices. Financial transactions included in revenues for the three and nine months ended September 30, 2018 decreased revenues by $5 million and $22 million, respectively (2017: $1 million and $9 million, respectively).

(c) Recently adopted accounting standards

IFRS 15 – Revenue from contracts with customers

On January 1, 2018 Brookfield Renewable adopted IFRS 15 using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. The new standard replaces the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles which requires the identification of a contract with a customer, the identification of performance obligations with the contract, determination of the transaction price, the allocation of the transaction price to the performance obligations and the recognition of revenue when performance obligations have been satisfied. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract as well as requiring more informative and relevant disclosures. IFRS 15 applies to nearly all contracts with customers, unless covered by another standard, such as leases, financial instruments and insurance contracts.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

The pattern and timing of revenue recognition under the new standard is consistent with prior practice. There have been no adjustments recognized on the adoption of IFRS 15.

IFRS 9 – Financial instruments

Brookfield Renewable adopted IFRS 9, as issued by the IASB in 2014, which provide more reliable and relevant information for users to assess the amounts, timing and uncertainty of future cash flows. The new accounting policies were applied retrospectively from January 1, 2018 and, in accordance with the transitional provisions in IFRS 9, comparative figures were not restated. The adoption of IFRS 9 did not result in any material transition adjustments being recognized as at January 1, 2018

IFRS 9 replaces certain provisions of IAS 39, “Financial Instruments Recognition and Measurement” (“IAS 39”) that relate to the recognition, classification and measurement of financial assets and financial liabilities; derecognition of financial instruments; impairment of financial assets; and hedge accounting. IFRS 9 also significantly amends other standards dealing with financial instruments such as IFRS 7, “Financial Instruments: Disclosures”.

(d) Changes to and impact of financial instrument accounting policies

The following accounting policies are applicable to the accounting for financial instruments from January 1, 2018 under IFRS 9 and differ from past practice under IAS 39. For the accounting policies that apply to comparative information, refer to the December 31, 2017 audited consolidated financial statements.

Recognition and Derecognition

Regular purchases and sales of financial assets are recognized on the trade-date, being the date on which Brookfield Renewable commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and Brookfield Renewable has transferred substantially all the risk and rewards of ownership.

Classification

From January 1, 2018, Brookfield Renewable classified its financial assets in the following measurement categories:

•         Those measured at fair value through other comprehensive income (“FVOCI”);

•         Those measured at fair value through profit and loss (“FVPL”); and

•         Those measured at amortized cost.

The classification of financial assets depends on the Brookfield Renewable’s business objectives for managing the financial assets and whether contractual terms of the cash flows are considered solely payments of principal and interest. For assets measured at fair value, gains and losses will either be recorded in profit and loss or other comprehensive income (“OCI”) depending on the business objective. Brookfield Renewable reclassifies financial assets when and only when its business objective for managing those assets changes.

Equity investments are classified either as FVPL or FVOCI, depending on Brookfield Renewable’s objectives for managing the investment with assets acquired for purposes other than short term trading designated as FVOCI.

Classification of financial liabilities under IFRS 9 is unchanged from IAS 39.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

As at January 1, 2018, the date of initial application, Brookfield Renewable’s financial instruments and new classification categories under IFRS 9 were as follows:

	Classification category
	IAS 39	IFRS 9	Carrying amount IAS 39 and IFRS 9 ($ Millions)
Financial assets
Cash and cash equivalents	FVPL	Amortized cost	799
Restricted cash(1)	FVPL	Amortized cost	284
Trade receivables and other current assets	Loans and receivables	Amortized cost	554
Financial instrument assets - investments in equity securities(1)(2)	Available-for-sale	FVOCI	159
Financial instrument assets - derivative financial instruments(1)(3)	FVPL	FVPL	20
Financial instrument assets - derivative financial instruments designated as hedges(1)(3)	Financial instruments designated as hedges	Financial instruments designated as hedges	6
Due from related parties	Loans and receivables	Amortized cost	60

Financial liabilities
Accounts payable and accrued liabilities	Other liabilities	Amortized cost	542
Financial instrument liabilities - derivative financial instruments(1)(3)	FVPL	FVPL	145
Financial instrument liabilities - derivative financial instruments designated as hedges(1)(3)	Financial instruments designated as hedges	Financial instruments designated as hedges	125
Due to related parties	Other liabilities	Amortized cost	112
Long-term debt and credit facilities(1)	Other liabilities	Amortized cost	11,766

(1)               Includes both current and non-current portions.

(2)               Investments in equity securities were originally referred to as available-for-sale securities in the 2017 annual consolidated financial statements.

(3)               Derivative financial instruments comprise of energy derivative contracts, interest rate swaps and foreign exchange swaps.

Measurement

At initial recognition, financial assets are measured at fair value. For financial assets not classified as FVPL, transaction costs are included in the initial measurement. For assets classified as FVPL, transaction costs are expensed as incurred.

Under IFRS 9, embedded derivatives are not separated from financial assets, but variability in cash flows is considered in determining whether such cash flows are solely for payments of principal and interest. Accounting for embedded derivatives in financial liabilities and non-financial host contracts has not changed.

Subsequent measurement of financial assets depends on the business objective for managing the asset and the cash flow characteristics of the asset. Measurement of assets within the three categories are as follows:

Amortized cost – Assets held for collection of contractual cash flows that represent solely payments of principal and interest are measured at amortized cost. Interest income is recognized as other income in

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

the financial statements, and gains/losses are recognized in profit or loss when the asset is derecognized or impaired.

FVOCI – Debt Instruments: Assets held to achieve a particular business objective by collecting contractual cash flows that consist solely of payments of principal and interest outstanding and selling financial assets are measured at FVOCI. Movements in the carry amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses, which are recognized in profit and loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss. Interest income from these financial assets is included in “Other Income” using the effective interest rate method.

FVOCI – Equity Instruments: Assets held to achieve a particular business objective other than short term trading are designated at FVOCI. Unlike debt instruments designated at FVOCI, there is no recycling of gains or losses through profit and loss. Upon derecognition of the asset, accumulated gains or losses are transferred from OCI directly to retained earnings.

FVPL – Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL.

IFRS 9 requirements for measurement of financial liabilities are aligned with IAS 39, with the exception that IFRS 9 introduces an additional requirement to present the change in fair value due to changes in Brookfield Renewable’s own credit risk in OCI instead of profit and loss in the case of liabilities designated under the fair value option as FVPL.

Impairment

From January 1, 2018, Brookfield Renewable assesses on a forward-looking basis the expected credit losses (“ECL”) associated with its assets carried at amortized cost and FVOCI, including finance lease receivables. For trade receivables only, Brookfield Renewable applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables. The simplified approach to the recognition of ECL does not require entities to track the changes in credit risk; rather, entities recognize a loss allowance at each reporting date based on the lifetime ECL since the date of initial recognition of the trade receivable.

Evidence of impairment may include:

•         Indications that a debtor or group of debtors is experiencing significant financial difficulty;

•         A default of delinquency in interest or principal payments;

•         Probability that a debtor or a group of debtors will enter into bankruptcy or other financial reorganization;

•         Changes in arrears or economic conditions that correlate with defaults, where observable data indicates that there is a measureable decrease in the estimated future cash flows.

Trade receivables are reviewed qualitatively on a case by case basis to determine if they need to be written off.

ECL are measured as the difference in the present value of the contractual cash flows that are due under contract and the cash flows expected to be received. ECL is measured by considering the risk of default over the contract period and incorporates forward looking information into its measurement.

Measurement of ECL on financial assets resulted in immaterial amounts; therefore, an allowance for doubtful accounts was not recorded.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

Derivatives and hedge accounting

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged and the type of hedge relationship designated.

Brookfield Renewable designates its derivatives as hedges of:

•         Foreign exchange risk associated with the cash flows of highly probable forecast transactions (cash flow hedges);

•         Foreign exchange risk associated with net investment in foreign operations (net investment hedges);

•         Commodity price risk associated with cash flows of highly probable forecast transactions (cash flow hedges); and

•         Floating interest rate risk associated with payments of debts (cash flow hedges).

The fair values of various derivative financial instruments used for hedging purposes and movements in the hedge reserve within equity are shown in Note 4.

When a hedging instrument expires, is sold, is terminated, or no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remain in equity until the forecasted transaction occurs. When the forecasted transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging are immediately reclassified to profit and loss.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit and loss at the time of the hedge relationship rebalancing.

Cash flow hedges that qualify for hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity, limited to the cumulative change in fair value of the hedged item on a present value basis from the inception of the hedge. The gain or loss relating to the ineffective portion is recognized immediately in profit and loss, within “unrealized financial instruments gain (loss)”.

Gains and losses relating to the effective portion of the change in fair value of the entire forward contract are recognized in the cash flow hedge reserve within equity. Amounts accumulated in equity are reclassified in the period when the hedged item affects profit and loss.

Net investment hedges that qualify for hedge accounting

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in OCI and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognized immediately in profit and loss within “foreign exchange and unrealized financial instruments gain (loss)”. Gains and losses accumulated in equity will be reclassified to profit and loss when the foreign operation is partially disposed of or sold.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

Hedge ineffectiveness

Brookfield Renewable’s hedging policy only allows for the use of derivative instruments that form effective hedge relationships. Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. Where the critical terms of the hedging instrument match exactly with the terms of the hedged item, a qualitative assessment of effectiveness is performed. For other hedge relationships, the hypothetical derivative method to assess effectiveness is used.

(e) Future changes in accounting policies

The following table provides a brief description of accounting standards issued but not yet effective, none of which will be early adopted by Brookfield Renewable:

Standard	Description	Effective date	Effect on financial statements
In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”).

IFRS 16 brings most leases onto the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases and related interpretations. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application.

The standard has a mandatory effective date for annual periods beginning on or after January 1, 2019, with early adoption permitted.

Management has formed its adoption working group and participated in planning sessions with Brookfield Asset Management.

Management intends to adopt the standard using the modified retrospective approach, which will result in a one-time adjustment to opening equity as of January 1, 2019 as if the standard had always been in effect. We will complete the transition using the current definition of a lease and expect to apply certain transition reliefs and other practical expedients and policy choice options on adoption of the new standard.

Initial quantification is complete, and review is underway.

We are progressing as planned in our adoption project plan. Next steps involve the finalization of the documented analysis, including assessing the impact to IT system requirements and internal controls, drafting the disclosures required by the new standard and rolling-forward the analysis to include all active leases as at year-end.

Management continues to evaluate the overall impact of IFRS 16 on its consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

2.  ACQUISITIONS

The following investment was accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the date of acquisition.

Brookfield Renewable previously acquired TerraForm Global, Inc. (“GLBL”) on December 28th, 2017. Included in the net identifiable assets of GLBL was $56 million in restricted cash and deposits for the acquisition of controlling interests (ranging between 65% and 70%) in three separate companies that cumulatively operate 49 MW of wind and solar assets in South Africa (“BioTherm”).

In March 2018, Brookfield Renewable acquired BioTherm for a total consideration of $71 million. This amount was transferred in two tranches and included the aforementioned deposit which was a cash payment of $12 million and deferred consideration of $3 million.

The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other in the consolidated statement of income (loss).

The provisional purchase price allocation, at fair value, with respect to the acquisition is as follows:

(MILLIONS)	Note	Total
Cash and cash equivalents		$12
Trade receivables and other current assets		7
Property, plant and equipment, at fair value		158
Current liabilities		(3)
Current portion of long-term debt		(3)
Financial instruments		(2)
Long-term debt		(69)
Deferred income tax liabilities		(35)
Non-controlling interests		(21)
Fair value of net assets acquired		44
Goodwill	12	27
Purchase price		$71

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

3.  assets held for sale

In July 2018, Brookfield Renewable, along with its institutional partners, entered into an agreement to sell its controlling interest in a 178 MW wind and solar portfolio in South Africa (“South Africa Portfolio”) for a total consideration of ZAR 2,031 million (approximately $166 million – Brookfield Renewable’s share totaling approximately $50 million). The transaction is subject to closing conditions, including regulatory and lender approvals. Brookfield Renewable holds a 31% economic interest and 100% voting interest in the South Africa Portfolio. The proportionate amount of consideration attributable to the institutional partners upon the closing of the transaction approximates their economic interest in the South Africa Portfolio. Each of the project entities included in the South Africa Portfolio contain additional non-controlling economic interest ranging between 30% and 49%.

A revaluation of the assets held for sale was performed immediately prior to classification as held for sale in accordance with our accounting policy election to apply the revaluation method. The cumulative amount recognized in other comprehensive income relating to limited partners’ equity for the assets held for sale is $12 million.

Brookfield Renewable continues to consolidate and recognize, in the consolidated statements of income, consolidated statements of comprehensive income (loss), and the consolidated statements of cash flows, the revenues, expenses and cash flows associated with the assets. Non-current assets classified as held for sale are not depreciated.

The major items of assets and liabilities reclassified as held for sale are as follows:

(MILLIONS)	Total
Assets
Cash and cash equivalents	$15
Restricted cash	19
Trade receivables and other current assets	19
Property, plant and equipment, at fair value	619
Goodwill	22
Other long-term assets	64
Assets held for sale	$758
Liabilities
Current liabilities	$27
Long-term debt	361
Other long-term liabilities	139
Liabilities directly associated with assets held for sale	$527

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

4.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

RISK MANAGEMENT

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.

There have been no material changes in exposure to these risks since the December 31, 2017 audited consolidated financial statements.

Fair value disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	Sep 30, 2018				Dec 31
(MILLIONS)	Level 1	Level 2	Level 3	Total	2017
Assets measured at fair value:
Cash and cash equivalents	$313	$-	$-	$313	$799
Restricted cash(1)	257	-	-	257	284
Financial instrument assets(2)(3)
Interest rate swaps	-	19	-	19	6
Foreign exchange swaps	-	66	-	66	20
Investments in equity and debt securities(2)	71	64	-	135	159
Property, plant and equipment	-	-	25,521	25,521	27,096
Liabilities measured at fair value:
Financial instrument liabilities(3)
Energy derivative contracts	-	(23)	-	(23)	(19)
Interest rate swaps	-	(128)	-	(128)	(155)
Foreign exchange swaps	-	(10)	-	(10)	(96)
Contingent consideration(4)	-	-	(17)	(17)	(18)
Assets for which fair value is disclosed:
Equity-accounted investments(5)	723	-	-	723	278
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities	-	(11,832)	-	(11,832)	(12,479)
Total	$1,364	$(11,844)	$25,504	$15,024	$15,875

(1)        Includes both the current amount and long-term amount included in Other long-term assets.

(2)        Amounts in Level 2 include Brookfield Infrastructure Debt Fund holdings.

(3)        Includes both current and long-term amounts.

(4)        Amount relates to business combinations with obligations lapsing in 2021 and 2024.

(5)        The fair value corresponds to our investment in publicly-quoted common shares of TerraForm Power, Inc.

There were no transfers between levels during the nine months ended September 30, 2018.

Financial instruments disclosures

The aggregate amount of Brookfield Renewable’s net financial instrument positions are as follows:

		2018		2017
			Net Assets	Net Assets
(MILLIONS)	Assets	Liabilities	(Liabilities)	(Liabilities)
Energy derivative contracts	$-	$23	$(23)	$(19)
Interest rate swaps	19	128	(109)	(149)
Foreign exchange swaps	66	10	56	(76)
Investments in equity and debt securities	135	-	135	159
Total	220	161	59	(85)
Less: current portion	59	40	19	(112)
Long-term portion	$161	$121	$40	$27

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

(a)   Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable’s interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

(b)   Interest rate hedges

Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.

(c)   Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

(d)   Investments in equity and debt securities

Brookfield Renewable’s investments in equity and debt securities consist primarily of investments in publicly-quoted securities which are recorded on the statement of financial position at fair value. Investments in debt securities are assessed for impairment at each reporting date.

The following table reflects the unrealized gains (losses) included in Foreign exchange and unrealized financial instrument loss in the interim consolidated statements of income (loss):

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2018	2017	2018	2017
Energy derivative contracts	$(3)	$1	$(1)	$1
Interest rate swaps	4	(1)	24	(11)
Foreign exchange swaps - cash flow	10	(14)	56	(30)
Foreign exchange loss	(21)	2	(114)	(4)
	$(10)	$(12)	$(35)	$(44)

The following table reflects the unrealized gains (losses) included in other comprehensive income in the interim consolidated statements of comprehensive (loss) income:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2018	2017	2018	2017
Energy derivative contracts	$(14)	$1	$(11)	$23
Interest rate swaps	2	5	13	4
	(12)	6	2	27
Foreign exchange swaps - net investment	(11)	(52)	50	(97)
Investments in equity and debt securities	10	(9)	(1)	2
	$(13)	$(55)	$51	$(68)

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive (loss) income:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2018	2017	2018	2017
Energy derivative contracts	$-	$(6)	$8	$(22)
Interest rate swaps	3	8	9	16
	$3	$2	$17	$(6)

5.  SEGMENTED INFORMATION

Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.

Operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Other). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. Brookfield Renewable’s investment in the TerraForm Power and TerraForm Global businesses led to the creation of the solar segment which will now be reviewed on a standalone basis. The investment in First Hydro resulted in the creation of a storage segment which will be reviewed along with the cogeneration and biomass businesses, on an aggregate basis. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The corporate segment represents all activity performed above the individual segments for the business.

Reporting to the CODM on the measures utilized to assess performance and allocate resources are on a proportionate basis since the fourth quarter of 2017. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.

Segmented net income (loss) is not a measure the CODM uses to review the results of business and allocate resources. Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. Except as it relates to proportionate financial information discussed above, the accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.

Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred shareholders and preferred limited partners and other typical non-recurring items. As compared to the preceding years, Brookfield Renewable revised its definition of Adjusted EBITDA to include its proportionate share of Adjusted EBITDA from equity-accounted investments. In preceding years, Brookfield Renewable included its proportionate share of Funds From Operations from equity-accounted investments in Adjusted EBITDA.

Brookfield Renewable uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred shareholders and preferred limited partners.

The following segmented information is regularly reported to the CODM.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2018:

												Contribution
	Attributable to Unitholders											from	Attributable
	Hydroelectric			Wind				Solar	Storage	Corporate	Total	equity	to non-	As per
	North			North					and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Other		Other			investments	interests	financials(1)
Revenues	166	53	54	50	17	15	4	58	25	-	442	(100)	332	674
Other income	1	1	-	-	-	-	-	1	-	1	4	(1)	4	7
Direct operating costs	(68)	(16)	(25)	(20)	(8)	(2)	(1)	(13)	(11)	(5)	(169)	31	(119)	(257)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	70	-	70
Adjusted EBITDA	99	38	29	30	9	13	3	46	14	(4)	277	-	217
Management service costs	-	-	-	-	-	-	-	-	-	(22)	(22)	-	-	(22)
Interest expense - borrowings	(44)	(5)	(9)	(16)	(6)	(2)	(1)	(15)	(3)	(27)	(128)	29	(77)	(176)
Current income taxes	(2)	(2)	-	-	(1)	-	-	-	-	-	(5)	2	(3)	(6)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	-	-	(10)	(10)	-	-	(10)
Preferred equity	-	-	-	-	-	-	-	-	-	(7)	(7)	-	-	(7)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(31)	-	(31)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	(137)	(137)
Funds From Operations	53	31	20	14	2	11	2	31	11	(70)	105	-	-
Depreciation	(57)	(32)	(4)	(34)	(13)	(3)	-	(11)	(5)	(1)	(160)	32	(64)	(192)
Foreign exchange and
unrealized financial instrument loss	(5)	1	-	-	1	(3)	(1)	-	-	1	(6)	-	(4)	(10)
Deferred income tax expense	7	-	(1)	(4)	1	-	-	(1)	-	15	17	3	(9)	11
Other	(1)	2	(4)	(3)	-	-	-	-	(1)	(4)	(11)	(2)	(5)	(18)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(33)	-	(33)
Net loss attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	82	82
Net income (loss) attributable to Unitholders(2)	(3)	2	11	(27)	(9)	5	1	19	5	(59)	(55)	-	-	(55)

(1)               Share of earnings from equity-accounted investments of $6 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $55 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2017:

										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Storage	Corporate	Total	equity	to non-	As per
	North			North			and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Other			investments	interests	financials(1)
Revenues	201	60	47	30	11	10	18	-	377	(15)	246	608
Other income	1	4	-	-	-	-	-	-	5	-	2	7
Direct operating costs	(74)	(22)	(22)	(9)	(7)	(1)	(9)	(6)	(150)	6	(99)	(243)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	9	-	9
Adjusted EBITDA	128	42	25	21	4	9	9	(6)	232	-	149
Management service costs	-	-	-	-	-	-	-	(21)	(21)	-	-	(21)
Interest expense - borrowings	(46)	(2)	(10)	(10)	(3)	(2)	(3)	(23)	(99)	3	(62)	(158)
Current income taxes	-	(3)	(2)	-	(1)	-	-	-	(6)	-	(9)	(15)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(8)	(8)	-	-	(8)
Preferred equity	-	-	-	-	-	-	-	(7)	(7)	-	-	(7)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	(3)	-	(3)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(78)	(78)
Funds From Operations	82	37	13	11	-	7	6	(65)	91	-	-
Depreciation	(54)	(36)	(8)	(21)	(5)	(2)	(7)	-	(133)	3	(72)	(202)
Foreign exchange and
unrealized financial instrument loss	1	-	(2)	-	(8)	-	-	1	(8)	-	(4)	(12)
Deferred income tax (expense) recovery	13	1	(3)	(10)	2	-	-	7	10	-	(6)	4
Other	(7)	(1)	1	(1)	10	1	3	(9)	(3)	(1)	-	(4)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	(2)	-	(2)
Net loss attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	82	82
Net income (loss) attributable to Unitholders(2)	35	1	1	(21)	(1)	6	2	(66)	(43)	-	-	(43)

(1)               Share of earnings from equity-accounted investments of $4 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests – in operating subsidiaries of $4 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2018:

												Contribution
	Attributable to Unitholders											from	Attributable
	Hydroelectric			Wind				Solar	Storage	Corporate	Total	equity	to non-	As per
	North			North					and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Other		Other			investments	interests	financials(1)
Revenues	655	185	160	158	46	33	9	106	62	-	1,414	(197)	985	2,202
Other income	6	3	1	1	1	-	-	4	-	2	18	(5)	13	26
Direct operating costs	(206)	(55)	(70)	(50)	(20)	(7)	(3)	(23)	(29)	(17)	(480)	63	(343)	(760)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	139	12	151
Adjusted EBITDA	455	133	91	109	27	26	6	87	33	(15)	952	-	667	-
Management service costs	-	-	-	-	-	-	-	-	-	(64)	(64)	-	-	(64)
Interest expense - borrowings	(128)	(17)	(29)	(44)	(12)	(6)	(3)	(30)	(10)	(75)	(354)	54	(234)	(534)
Current income taxes	(5)	(7)	-	(1)	(2)	-	-	-	-	-	(15)	3	(8)	(20)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	-	-	(29)	(29)	-	-	(29)
Preferred equity	-	-	-	-	-	-	-	-	-	(20)	(20)	-	-	(20)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(57)	(10)	(67)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	(415)	(415)
Funds From Operations	322	109	62	64	13	20	3	57	23	(203)	470	-	-	-
Depreciation	(170)	(103)	(14)	(89)	(30)	(10)	(2)	(24)	(17)	(1)	(460)	61	(212)	(611)
Foreign exchange and
unrealized financial instrument loss	(4)	-	1	3	6	(11)	(2)	(3)	(2)	14	2	(6)	(31)	(35)
Deferred income tax expense	1	1	(4)	(9)	2	-	-	(1)	-	24	14	2	(18)	(2)
Other	(19)	(2)	(4)	(8)	(3)	-	(2)	(10)	(10)	(17)	(75)	15	(12)	(72)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(72)	-	(72)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	273	273
Net income (loss) attributable to Unitholders(2)	130	5	41	(39)	(12)	(1)	(3)	19	(6)	(183)	(49)	-	-	(49)

(1)               Share of earnings from equity-accounted investments of $12 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $142 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2017:

										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Storage	Corporate	Total	equity	to non-	As per
	North			North			and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Other			investments	interests	financials(1)
Revenues	726	178	140	109	35	19	42	-	1,249	(35)	754	1,968
Other income	1	10	2	-	-	-	-	1	14	-	11	25
Direct operating costs	(207)	(53)	(69)	(26)	(16)	(4)	(25)	(17)	(417)	15	(314)	(716)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	20	-	20
Adjusted EBITDA	520	135	73	83	19	15	17	(16)	846	-	451	-
Management service costs	-	-	-	-	-	-	-	(58)	(58)	-	-	(58)
Interest expense - borrowings	(135)	(12)	(32)	(31)	(9)	(4)	(10)	(66)	(299)	9	(187)	(477)
Current income taxes	1	(8)	(3)	-	(1)	-	-	-	(11)	-	(16)	(27)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(21)	(21)	-	-	(21)
Preferred equity	-	-	-	-	-	-	-	(19)	(19)	-	-	(19)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	(9)	-	(9)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(248)	(248)
Funds From Operations	386	115	38	52	9	11	7	(180)	438	-	-	-
Depreciation	(163)	(106)	(24)	(62)	(17)	(5)	(19)	-	(396)	9	(213)	(600)
Foreign exchange and
unrealized financial instrument loss	(3)	(3)	(1)	1	(14)	-	-	(15)	(35)	1	(4)	(38)
Deferred income tax expense	(5)	3	(9)	(4)	4	-	-	18	7	-	(24)	(17)
Other	(17)	(6)	8	-	12	2	7	(9)	(3)	(2)	22	17
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	(8)	-	(8)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	219	219
Net income (loss) attributable to Unitholders(2)	198	3	12	(13)	(6)	8	(5)	(186)	11	-	-	11

(1)               Share of of earnings from equity-accounted investments of $3 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $29 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

The following table presents information on a segmented basis about certain items in Brookfield Renewable’s statement of financial position:

												Contribution
	Attributable to Unitholders											from	Attributable
	Hydroelectric			Wind				Solar	Storage	Corporate	Total	equity	to non-	As per
	North			North					and			accounted	controlling	IFRS
(MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil	Other		Other			investments	interests	financials
As at September 30, 2018:
Cash and cash equivalents	$14	$15	$87	$36	$41	$7	$4	$64	$10	$12	$290	$(115)	$138	$313
Property, plant and equipment, at fair value	11,141	1,296	1,493	2,195	794	248	30	1,312	572	-	19,081	(3,079)	9,519	25,521
Total assets	11,452	1,582	1,743	2,350	927	282	53	1,619	632	165	20,805	(2,503)	11,639	29,941
Total borrowings	2,986	459	229	1,341	484	76	33	998	256	2,891	9,753	(2,041)	3,680	11,392
Total liabilities	5,121	818	372	1,782	630	81	41	1,256	291	3,105	13,497	(2,503)	5,593	16,587
For the nine months ended September 30, 2018:
Additions to property, plant and equipment	55	4	22	9	10	-	-	9	2	6	117	(15)	56	158
As at December 31, 2017:
Cash and cash equivalents	$21	$14	$40	$18	$19	$7	$103	$90	$11	$7	330	$(30)	$499	$799
Property, plant and equipment, at fair value	11,396	1,303	1,908	1,798	482	304	11	602	625	-	18,429	(1,451)	10,118	27,096
Total assets	11,709	1,574	2,149	1,888	532	443	31	765	691	180	19,962	(1,040)	11,982	30,904
Total borrowings	3,049	447	200	1,005	233	192	9	499	253	2,552	8,439	(848)	4,175	11,766
Total liabilities	5,237	801	380	1,338	334	208	18	573	304	2,786	11,979	(1,039)	5,682	16,622
For the year ended December 31, 2017:
Additions to property, plant and equipment	90	8	59	6	34	-	-	-	13	10	220	(10)	144	354

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

Geographical Information

The following table presents consolidated revenue split by geographical region for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2018	2017	2018	2017
United States	$196	$185	$691	$673
Colombia	222	195	664	583
Canada	76	100	302	358
Brazil	119	106	328	274
Europe	19	22	87	80
Other	42	-	130	-
	674	608	2,202	1,968

The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

	Sep 30	Dec 31
(MILLIONS)	2018	2017
United States	$11,203	$11,131
Colombia	5,370	5,401
Canada	5,562	5,810
Brazil	2,772	3,479
Europe	1,410	1,332
Other	315	664
	26,632	27,817

6.  Income taxes

Brookfield Renewable’s effective income tax rate was 13.5% for the nine months ended September 30, 2018 (2017: 35.5%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests’ income not subject to tax.

7.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydro	Wind	Solar	Other(1)	Total(2)
As at December 31, 2017		$22,399	$3,803	$575	$319	$27,096
Additions to assets under construction		131	23	2	2	158
Acquisitions through business combinations	2	-	72	86	-	158
Transfer to assets held for sale	3	-	(58)	(561)	-	(619)
Items recognized through OCI
Change in fair value	3	-	-	163	-	163
Foreign exchange		(493)	(222)	(75)	(48)	(838)
Items recognized through net income
Disposal and expensing of development costs		(23)	(3)	-	(10)	(36)
Depreciation		(400)	(178)	(17)	(16)	(611)
Other		(9)	-	59	-	50
As at September 30, 2018		$21,605	$3,437	$232	$247	$25,521

(1)     Includes storage, biomass and cogeneration.

(2)     Includes intangible assets of $11 million (2017: $13 million) and assets under construction of $429 million (2017: $601 million).

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

8.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations is presented in the following table:

	Sep 30, 2018				Dec 31, 2017
	Weighted-average			Estimated	Weighted-average			Estimated
	Interest	Term	Carrying	fair	Interest	Term	Carrying	fair
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)	value	value	rate (%)	(years)	value	value
Corporate borrowings
Series 3 (C$200)	5.3	0.1	$155	$158	5.3	0.8	$159	$163
Series 4 (C$150)	5.8	18.1	116	135	5.8	18.9	119	144
Series 7 (C$450)	5.1	2.0	349	368	5.1	2.8	358	382
Series 8 (C$400)	4.8	3.4	310	324	4.8	4.1	318	344
Series 9 (C$400)	3.8	6.7	310	308	3.8	7.4	318	321
Series 10 (C$500)	3.6	8.3	387	375	3.6	9.0	398	400
Series 11 (C$300)	4.3	10.3	232	231	-	-	-	-
	4.5	6.2	$1,859	$1,899	4.5	6.4	$1,670	$1,754
Credit facilities	3.2	3.5	$1,049	$1,049	2.6	4.5	$887	$887
Subsidiary borrowings
Hydroelectric	6.2	9.5	$6,375	$6,597	6.3	8.8	$6,392	$6,813
Wind	4.7	11.2	1,930	2,020	5.8	9.7	2,211	2,343
Solar	6.0	7.5	170	170	11.1	7.6	643	643
Storage and other	4.0	5.1	93	97	8.4	17.8	39	39
	5.8	9.8	$8,568	$8,884	6.5	9.0	$9,285	$9,838
Total debt			11,476	11,832			11,842	12,479
Add: Unamortized premiums(1)			1				1
Less: Unamortized financing fees(1)			(85)				(77)
Less: Current portion			(864)				(1,676)
			$10,528				$10,090

(1)           Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 20  - Subsidiary Public Issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.

On September 20, 2018, Brookfield Renewable completed the issuance of C$300 million ($230 million) Series 11 medium-term notes which carry a fixed interest rate of 4.25% and mature in January 2029.

Subsidiary borrowings

Subsidiary borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in North America, Europe and South Africa consist of both fixed and floating interest rate debt. Subsidiary borrowings in South Africa consist of floating interest rate debt indexed to the Johannesburg Interbank Agreed Rate (“JIBAR”) and U.S. dollar

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

denominated debt indexed to the London Interbank Offered Rate (“LIBOR”). Brookfield Renewable uses interest rate swap agreements in North America, Europe and South Africa to minimize its exposure to floating interest rates. Subsidiary borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Subsidiary borrowings in Colombia include floating interest rates of Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, or Colombian Consumer Price Index (“IPC”), the Banco Central de Colombia inflation rate, plus a margin. Subsidiary borrowings in Malaysia consist of floating interest rate debt indexed to the Kuala Lumpur Interbank Offering Rate (“KLIBOR”). Subsidiary borrowings in India consist of fixed interest rate U.S. dollar denominated debt.

On January 19, 2018, Brookfield Renewable completed financing associated with its equity-accounted 2.1 GW pumped storage facility in the United Kingdom by securing £60 million ($83 million) of long-term debt and £90 million ($125 million) letter of credit facility. The long-term debt matures in 2021 and bears interest at LIBOR plus a margin of 2.75%.

On January 29, 2018, Brookfield Renewable completed R$130 million ($40 million) of financing with respect to a 19 MW hydroelectric facility currently under construction in Brazil. The loan bears interest at a rate of TJLP plus 2.15% and matures in 2038.

On February 15, 2018, Brookfield Renewable completed a refinancing associated with a 296 MW hydroelectric facility in the United States. The financing was a $350 million interest only green bond bearing interest at 4.5%, maturing in 2033. Proceeds were used to repay the existing principal amount of $315 million and the excess was distributed to investors.

On February 22, 2018, TerraForm Global issued $400 million of senior notes at 6.13%, maturing in March 2026. Along with cash on the balance sheet, proceeds were used to repay the existing $760 million of 9.75% senior notes due in 2022. Additionally, TerraForm Global secured a $45 million revolving credit facility, maturing in February 2021.

On February 27, 2018, Brookfield Renewable completed bond financing associated with the Colombian business. The financing was a COP 750 billion ($262 million) in senior unsecured bonds with maturities of 7, 12 and 30 years at rates of 7.12%, IPC + 3.56% and IPC + 3.99%, respectively.

On April 20, 2018, Brookfield Renewable completed a R$160 million ($47 million) refinancing associated with a 120 MW hydroelectric facility in Brazil. The loan bears an interest rate of CDI + 2.00%, maturing in October 2023.

In the second quarter of 2018, Brookfield Renewable completed a refinancing of COP 1,762 billion ($634 million) of bank debt associated with the Colombian business. The new loans mature between 2025 and 2030 years at rates ranging of IBR + 2.97% to IBR + 3.70%.

On August 31, 2018, Brookfield Renewable completed a refinancing of COP 338 billion ($111 million) of debt associated with the Colombian business. The amortizing loan bears a fixed interest rate of 7.48% and matures in August 2025.

On September 14, 2018, Brookfield Renewable completed a R$250 million ($60 million) financing associated with our Brazilian hydroelectric business. The debenture bears interest at 113% of CDI and matures in September 2023.

On September 28, 2018, Brookfield Renewable increased indebtedness associated with a 166 MW wind portfolio in Ontario through a C$60 million ($46 million) private placement. The debt bears a fixed rate of 4.86% and matures in August 2031.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

As part of the TerraForm Global transaction, Brookfield Renewable acquired assets with project level financings that were in default prior to the acquisition, had outstanding principal amounts totaling $316 million, and mature between 2026 and 2031. As at September 30, 2018, the loans remained not in compliance with certain covenants due to conditions that existed prior to the acquisition of TerraForm Global, including issues with contractors under engineering, procurement and construction contracts. The loan balances relating to the South African Portfolio have been classified as Liabilities directly associated with assets held for sale. See Note 3 – Assets held for sale. The remaining balances have been classified as current as at September 30, 2018 in the interim consolidated IFRS financial statements. These loans have a total outstanding balance as at September 30, 2018 of $14 million. Brookfield Renewable is currently working with all the lenders to cure such defaults and release the restrictions placed on the projects. Except for the aforementioned defaults, Brookfield Renewable complied with all material financial covenants as of September 30, 2018.

Credit facilities

Brookfield Renewable and its subsidiaries issue letters of credit from some of their credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

The following table summarizes the available portion of credit facilities:

	Sep 30	Dec 31
(MILLIONS)	2018	2017
Authorized corporate credit facilities(1)	$2,100	$2,090
Draws on corporate credit facilities(1)	(1,038)	(685)
Issued letters of credit	(35)	(193)
Available portion of corporate credit facilities	1,027	1,212

(1)           Amounts are guaranteed by Brookfield Renewable. Excludes $11 million (2017: $202 million) borrowed under a subscription facility of a Brookfield sponsored private fund.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

9. NON-CONTROLLING INTERESTS

Brookfield Renewable’s non-controlling interests are comprised of the following:

Sep 30		Dec 31
(MILLIONS)	2018	2017
Participating non-controlling interests - in operating subsidiaries	$6,046	$6,298
General partnership interest in a holding subsidiary held by Brookfield	51	58
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,489	2,843
Preferred equity	600	616
	$9,186	$9,815

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating subsidiaries is as follows:

						Isagen
	Brookfield				Isagen	public
	Americas	Brookfield	Brookfield	The	institu-	non-con
Infrastructure		Infrastructure	Infrastructure	Catalyst	tional	-trolling
(MILLIONS)	Fund	Fund II	Fund III	Group	investors	interests	Other	Total
As at December 31, 2017	$850	$1,682	$1,852	$134	$1,701	$9	$70	$6,298
Net income (loss)	6	(1)	27	15	90	-	5	142
OCI	(17)	(74)	6	-	12	-	49	(24)
Capital contributions	-	9	5	-	-	-	(1)	13
Acquisition	-	-	-	-	-	-	21	21
Distributions	(8)	(63)	(230)	(6)	(127)	-	(4)	(438)
Other	-	-	-	-	-	-	34	34
As at September 30, 2018	$831	$1,553	$1,660	$143	$1,676	$9	$174	$6,046
Interests held by third parties	75-80%	50-60%	23-71%	25%	53%	0.5%	21-50%

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.

As at September 30, 2018, general partnership units and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2017: 2,651,506) and 129,658,623 (December 31, 2017: 129,658,623), respectively.

Distributions

The composition of the distributions are presented in the following table:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2018	2017	2018	2017
General partnership interest in a holding
subsidiary held by Brookfield	$1	$2	$4	$4
Incentive distribution	10	7	30	22
	$11	$9	$34	$26

Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	$64	$60	$192	$183
	$75	$69	$226	$209

Preferred equity

Brookfield Renewable’s preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

			Earliest	Dividends declared for
		Cumulative	permitted	the nine months ended		Carrying value as at
(MILLIONS, EXCEPT	Shares	dividend	redemption	September 30		Sep 30	Dec 31
AS NOTED)	outstanding	rate (%)	date	2018	2017	2018	2017
Series 1 (C$136)	5.45	3.36	Apr 2020	$3	$3	$105	$108
Series 2 (C$113)(1)	4.51	4.17	Apr 2020	3	2	87	90
Series 3 (C$249)	9.96	4.40	Jul 2019	6	6	193	197
Series 5 (C$103)	4.11	5.00	Apr 2018	3	3	80	82
Series 6 (C$175)	7.00	5.00	Jul 2018	5	5	135	139
	31.03			$20	$19	$600	$616

(1)        Dividend rate represents annualized distribution based on the most recent quarterly floating rate.

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at September 30, 2018, none of the issued Class A Preference Shares have been redeemed by BRP Equity.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

Class A Preference Shares – Normal Course Issuer Bid

In June 2018, the TSX accepted notice of BRP Equity’s intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to June 26, 2019, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, it is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares have been repurchased as of September 30, 2018.

10. PREFERRED LIMITED PARTNERS’ EQUITY

Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred LP Units as follows:

			Earliest	Distributions declared for
		Cumulative	permitted	the nine months ended		Carrying value as at
(MILLIONS, EXCEPT	Shares	distribution	redemption	September 30		Sep 30	Dec 31
AS NOTED)	outstanding	rate (%)	date	2018	2017	2018	2017
Series 5 (C$72)	2.89	5.59	Apr 2018	$3	$3	$49	$49
Series 7 (C$175)	7.00	5.50	Jan 2021	6	6	128	128
Series 9 (C$200)	8.00	5.75	Jul 2021	6	6	147	147
Series 11 (C$250)	10.00	5.00	Apr 2022	7	6	187	187
Series 13 (C$250)	10.00	5.00	Apr 2023	7	-	196	-
	37.89			$29	$21	$707	$511

On January 16, 2018, Brookfield Renewable issued 10,000,000 Class A, Series 13 Preferred Limited Partnership Units (the “Series 13 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$250 million ($201 million). Brookfield Renewable incurred C$9 million ($5 million) in related transaction costs inclusive of fees paid to underwriters. The holders of the Series 13 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.0% for the initial period ending April 30, 2023. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.00%, and (ii) 5.00%.

The holders of Series 13 Preferred Units will have the right, at their option, to convert their Series 13 Preferred Units into Class A Preferred Limited Partnership Units, Series 14 (the “Series 14 Preferred Units”), subject to certain conditions, on April 30, 2023 and on April 30 every five years thereafter. The holders of Series 14 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the sum of the 90-day Canadian Treasury Bill Rate plus 3.00%.

As at September 30, 2018, none of the Class A, Series 5 Preferred Limited Partnership Units have been redeemed.

11. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at September 30, 2018, 180,328,344 LP Units were outstanding (December 31, 2017: 180,388,361) including 56,068,944 (December 31, 2017: 56,068,944) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.

During the three and nine months ended September 30, 2018, 63,653 and 221,342 LP Units, respectively (2017: 72,948 and 229,553 LP Units) were issued under the distribution reinvestment plan at a total cost of $2 million and $7 million, respectively (2017: $2 million and $7 million).

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

As at September 30, 2018, Brookfield Asset Management’s direct and indirect interest of 185,727,567 LP Units and Redeemable/Exchangeable partnership units represents approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 40% is held by public investors.

On an unexchanged basis, Brookfield holds a 31% direct limited partnership interest in Brookfield Renewable, a 42% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at September 30, 2018.

In December 2017, Brookfield Renewable renewed its normal course issuer bid in connection with its LP Units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 9 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. The bid will expire on December 28, 2018, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP Units repurchased during the three months ended September 30, 2018. During the nine months ended September 30, 2018, 281,359 LP Units were repurchased at a total cost of $8 million.

Distributions

The composition of the distributions are presented in the following table:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2018	2017	2018	2017
Brookfield	$27	$27	$82	$75
External LP Unitholders	61	59	184	168
	$88	$86	$266	$243

In February 2018, unitholder distributions were increased to $1.96 per LP Unit on an annualized basis, an increase of nine cents per LP Unit, which took effect with the distribution payable in March 2018.

12. GOODWILL

The following table provides a reconciliation of goodwill:

(MILLIONS)	Notes	Total
Balance, as at December 31, 2017		$901
Acquired through business acquisition	2	27
Transfer to Assets held for sale	3	(22)
Foreign exchange		(1)
Balance, as at September 30, 2018		$905

The acquisition equation for Biotherm (Note 2 – Acquisitions) includes a deferred tax liability of $35 million. The deferred tax liability arises because the tax basis of the Biotherm net assets are significantly lower than their acquisition date fair value. As required by IFRS 3, this deferred tax liability is calculated in accordance with IAS 12, and is not measured at fair value. IAS 12 requires provisions to be made for all differences between the carrying value of assets and liabilities other than goodwill acquired in a business combination and their tax base at their nominal amount, irrespective of whether or not this will result in additional (or less) tax being paid or when any tax cash flows may occur. The fair value of the deferred tax liability would be lower than its nominal amount and Brookfield Renewable has determined that goodwill of $27 million arises primarily from such difference.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

13. EQUITY-ACCOUNTED INVESTMENTS

The following are Brookfield Renewable’s equity-accounted investments:

			Carrying value as at
	Principal place	Ownership	Sept 30	Dec 31
(MILLIONS)	of business	interest (%)	2018	2017
FHH (Guernsey) Limited	Europe	25	$238	$245
TerraForm Power, Inc.(1)	United States, Canada, Europe	30	606	212
Bear Swamp Power Co. L.L.C.	United States	50	184	173
Galera Centrais Eletricas S.A.	Brazil	50	23	28
Pingston Power Inc.	Canada	50	55	57
Brookfield Infrastructure Fund II Investees	United States, Europe	14 - 50	5	6
			$1,111	$721

(1)           The fair value of the investment based on quoted market price of the shares as of September 30, 2018 was $723 million (December 31, 2017: $278 million).

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments :

(MILLIONS)	Total
As at December 31, 2017	$721
Investment in TerraForm Power Inc.(1)	420
Share of net income	12
Dividends declared	(27)
Foreign exchange translation and other	(15)
As at September 30, 2018	$1,111

(1)           On June 11, 2018, Brookfield Renewable along with its institutional partners acquired additional shares of TerraForm Power, which increased Brookfield Renewable’s ownership from 16% to 30%.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

14. CASH AND CASH EQUIVALENTS

Brookfield Renewable’s cash and cash equivalents are as follows:

	Sep 30	Dec 31
(MILLIONS)	2018	2017
Cash	$202	$790
Short-term deposits	111	9
	$313	$799

15. RESTRICTED CASH

Brookfield Renewable’s restricted cash  is as follows:

	Sep 30	Dec 31
(MILLIONS)	2018	2017
Operations	$173	$195
Credit obligations	77	85
Capital expenditures and development projects	7	4
Total	257	284
Less: non-current	(46)	(103)
Current	$211	$181

16. TRADE RECEIVABLES AND OTHER CURRENT ASSETS

Brookfield Renewable’s trade receivables and other current assets are as follows:

	Sep 30	Dec 31
(MILLIONS)	2018	2017
Trade receivables	$339	$360
Other short-term receivables	110	82
Prepaids and others	120	112
	$569	$554

Brookfield Renewable receives payment monthly for invoiced PPA revenue and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables. There are no other significant contract asset or liability balances related to contracted revenue.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

17.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Brookfield Renewable’s accounts payable and accrued liabilities are as follows:

	Sep 30	Dec 31
(MILLIONS)	2018	2017
Operating accrued liabilities	$251	$271
Interest payable on corporate and subsidiary borrowings	103	64
Accounts payable	83	117
Deferred consideration	29	35
LP Unitholders’ distributions, preferred limited partnership unit
distributions and preferred dividends payable(1)	31	29
Other	19	26
	$516	$542

(1)       Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

18.  COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2091.

The remaining development project costs on one Brazilian hydroelectric project totaling 19 MW and one wind project in Europe totaling 19 MW are expected to be $40 million. The projects are expected to be fully operational between 2018 and 2019.

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 8 – Long-term debt and credit facilities.

Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, and the Brookfield Infrastructure Fund III. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

Letters of credit issued by Brookfield Renewable along with institutional investors and its subsidiaries were as at the following dates:

	Sep 30	Dec 31
(MILLIONS)	2018	2017
Brookfield Renewable along with institutional investors	$62	$76
Brookfield Renewable's subsidiaries	340	468
	$402	$544

Guarantees

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

19.  RELATED PARTY TRANSACTIONS

Brookfield Renewable’s related party transactions are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management.

Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2018 and the interest rate applicable on the draws is LIBOR plus up to 2%. As at September 30, 2018, $272 million of the total amount had been drawn. During the year, Brookfield Asset Management had also placed funds on deposit with Brookfield Renewable in the amount of $200 million. The funds on deposit have since been paid back in full including any interest that had been accrued. The interest expense on the deposit and draws from the credit facility for the three and nine months ended September 30, 2018 totaled $2 million and $7 million, respectively (2017: $1 million and $2 million).  Subsequent to September 30, 2018, the outstanding $272 million draw on the unsecured revolving credit facility, plus accrued interest, was repaid to Brookfield Asset Management.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

The following table reflects the related party agreements and transactions in the interim consolidated statements of income:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2018	2017	2018	2017
Revenues
Power purchase and revenue agreements	$101	$132	$375	$458
Wind levelization agreement	2	3	6	6
	$103	$135	$381	$464
Direct operating costs
Energy purchases	$(3)	$(1)	$(8)	$(6)
Energy marketing fee	(6)	(6)	(18)	(18)
Insurance services	(6)	(4)	(19)	(14)
	$(15)	$(11)	$(45)	$(38)
Interest expense - borrowings	$(2)	$(1)	$(7)	$(2)
Management service costs	$(22)	$(21)	$(64)	$(58)

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

20.  SUBSIDIARY PUBLIC ISSUERS

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable(1)	Equity	Finco	Entities(1)(2)	Subsidiaries(1)(3)	adjustments(4)	consolidated
As at September 30, 2018:
Current assets	$33	$411	$1,883	$507	$3,767	$(4,637)	$1,964
Long-term assets	4,186	253	1	20,000	28,251	(24,714)	27,977
Current liabilities	40	7	179	3,663	2,815	(4,637)	2,067
Long-term liabilities	-	-	1,698	840	12,638	(656)	14,520
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	6,046	-	6,046
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,489	-	-	2,489
Preferred equity	-	600	-	-	-	-	600
Preferred limited partners' equity	707	-	-	718	-	(718)	707
As at December 31, 2017:
Current assets	$32	$412	$1,691	$525	$2,816	$(3,810)	$1,666
Long-term assets	4,483	262	-	20,142	29,508	(25,157)	29,238
Current liabilities	43	7	180	3,024	3,071	(3,811)	2,514
Long-term liabilities	-	-	1,505	693	12,670	(760)	14,108
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	6,298	-	6,298
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,843	-	-	2,843
Preferred equity	-	616	-	-	-	-	616
Preferred limited partners' equity	511	-	-	516	-	(516)	511

(1)               Includes investments in subsidiaries under the equity method.

(2)               Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc. and Brookfield BRP Europe Holdings Limited, together the “Holding Entities”.

(3)               Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Holding Entities.

(4)               Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable(1)	Equity	Finco	Entities(1)(2)	Subsidiaries(1)(3)	adjustments(4)	consolidated
For the three months ended
September 30, 2018
Revenues	$-	$-	$-	$1	$673	$-	$674
Net income (loss)	(22)	-	-	(182)	205	16	17
For the three months ended
September 30, 2017
Revenues	$-	$-	$-	$-	$608	$-	$608
Net income (loss)	(16)	5	-	(118)	151	(54)	(32)
For the nine months ended
September 30, 2018
Revenues	$-	$-	$-	$2	$2,200	$-	$2,202
Net income (loss)	1	7	-	(172)	644	(338)	142
For the nine months ended
September 30, 2017
Revenues	$-	$-	$-	$-	$1,968	$-	$1,968
Net income (loss)	27	6	-	(207)	521	(267)	80

(1)               Includes investments in subsidiaries under the equity method.

(2)               Includes the Holding Entities.

(3)               Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Holding Entities.

(4)               Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

See Note 8 – Long-term debt and credit facilities for additional details regarding the medium-term corporate notes issued by Finco. See Note 9 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

21.  SUBSEQUENT EVENTS

On October 9, 2018, Brookfield Renewable acquired a 23 MW Irish wind portfolio for total consideration of £22 million ($29 million). On October 25, 2018, Brookfield Renewable completed a £29 million ($37 million) financing associated with the acquisition. The loan bears an interest rate of 3.55% and matures in September 2036.

On October 30, 2018, Brookfield Renewable completed the sale of a 25% non-controlling interest in a 413 MW contracted portfolio of three Canadian hydroelectric assets for proceeds of approximately C$390 million ($300 million) to third-party investors. In connection with this transaction, Brookfield Renewable and Brookfield Asset Management have amended or agreed to amend certain related party agreements, and agreed to transfer certain third party contracts and internalize Brookfield Asset Management’s North American energy marketing business. These changes were designed to be effected on a value neutral basis to Brookfield Renewable and Brookfield Asset Management. The amended agreements, including related party power purchase agreements described in Note 27 – Related Party Transactions in our 2017 audited consolidated financial statements, are as follows:

GLPL and MPT Contract Amendment

Historically, Brookfield Asset Management provided a guaranteed price for the energy generated by Great Lakes Power Limited (“GLPL”) and Mississagi Power Trust (“MPT”) subject to inflation adjustments and other terms.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

Under the amended agreements (“GLPL and MPT Contract Amendment”), which are effective October 30, 2018, the following changes have been made:

•         Brookfield Asset Management will pay Brookfield Renewable estimated average prices of C$100 per MWh and C$127 per MWh for energy generated by GLPL and MPT, respectively, as compared to fixed prices of C$86 per MWh and C$106 per MWh in the subsequent period under the previous related party contracts

•         Annual inflation adjustment is a 3% fixed rate as compared to 40% and 20% of the Consumer Price Index (“CPI”) in the previous year for GLPL and MPT, respectively

•         Contract termination is December 1, 2029. Brookfield Renewable will have the option to extend a fixed price commitment to GLPL from Brookfield Asset Management through 2044 at a price of C$60 per megawatt-hour

Energy Marketing Internalization

Brookfield Renewable and Brookfield Asset Management have also entered into an agreement to fully internalize all energy marketing capabilities in North America into Brookfield Renewable, eliminating all future marketing fees paid to Brookfield Asset Management. The related party power purchase agreements being transferred to Brookfield Renewable include those related to the following facilities:

•         Certain power facilities in Maine and New Hampshire held by Great Lakes Holding America

•         Lièvre Power in Quebec

•         Two facilities of Hydro Pontiac Inc. in Quebec

In addition, certain existing commodity swap arrangements with Bear Swamp Power Co. L.L.C., a related party of Brookfield Renewable and owner of a pumped-storage facility in the United States will also be transferred to Brookfield Renewable. These swap arrangements guarantee a fixed price for on-peak and off-peak power to operate the pumped-storage facility and expire in April 2021.

Certain third-party power purchase agreements will also be transferred to Brookfield Renewable as part of the Energy Market Internalization of Brookfield Asset Management’s North American energy marketing business.

The Energy Marketing Internalization is expected to close in the first half of 2019, subject to the satisfaction of closing conditions.

Changes to Energy Revenue Agreement

In exchange for the GLPL and MPT Contract Amendment and the Energy Marketing Internalization, Brookfield Asset Management and Brookfield Renewable agreed to effectively amend the Energy Revenue agreement between Brookfield Power U.S. Holdings America Co. and Brookfield Asset Management.

The Energy Revenue Agreement requires Brookfield Asset Management to pay an agreed upon price subject to inflation adjustments and other terms for the energy generated by certain of Brookfield Renewable’s facilities in the United States. In consideration for the GLPL and MPT Contract Amendment and the Energy Marketing Internalization, the price guaranteed by Brookfield Asset Management will be reduced by $3 per MWh per year from 2021 to 2025 and then further reduced by $5.27 per MWh in 2026.  In addition, the term of the Energy Revenue Agreement has been reduced and will terminate in 2046.

The independent directors of Brookfield Renewable reviewed and approved each of the GLPL and MPT Contract Amendment, the Energy Marketing Internalization and the Changes to the Energy Revenue Agreement, with reliance on the advice of independent financial advisors and independent legal counsel.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     September 30, 2018

GENERAL INFORMATION

Corporate Office

73 Front Street

Fifth Floor

Hamilton, HM12

Bermuda

Tel:  (441) 294-3304

Fax: (441) 516-1988

https://bep.brookfield.com

Officers of Brookfield Renewable Partners L.P.’s Service Provider, BRP Energy Group L.P.

Richard Legault

Group Chairman

Harry Goldgut

Group Chairman

Sachin Shah

Chief Executive Officer

Wyatt Hartley

Chief Financial Officer

Transfer Agent & Registrar

Computershare Trust Company of Canada

100 University Avenue

9th floor

Toronto, Ontario, M5J 2Y1

Tel  Toll Free: (800) 564-6253

Fax Toll Free: (888) 453-0330

www.computershare.com

Directors of the General Partner of

Brookfield Renewable Partners L.P.

Jeffrey Blidner

Eleazar de Carvalho Filho

John Van Egmond

David Mann

Lou Maroun

Patricia Zuccotti

Lars Josefsson

Exchange Listing

NYSE: BEP (LP Units)

TSX:    BEP.UN (LP Units)

TSX:    BEP.PR.E (Preferred LP Units – Series 5)

TSX:    BEP.PR.G (Preferred LP Units – Series 7)

TSX:    BEP.PR.I (Preferred LP Units – Series 9)

TSX:    BEP.PR.K (Preferred LP Units – Series 11)

TSX:    BEP.PR.M (Preferred LP Units – Series 13)

TSX:    BRF.PR.A (Preferred shares – Series 1)

TSX:    BRF.PR.B (Preferred shares – Series 2)

TSX:    BRF.PR.C (Preferred shares – Series 3)

TSX:    BRF.PR.E (Preferred shares – Series 5)

TSX:    BRF.PR.F (Preferred shares – Series 6)

Investor Information

Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2017 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.

Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.

Shareholder enquiries should be directed to the Investor Relations Department at (416) 369-2616 or
enquiries@brookfieldrenewable.com

bep.brookfield.com

NYSE: BEP

TSX: BEP.UN